AMERICAN
                                 BANCORPORATION



                                      1999
                                  ANNUAL REPORT


                                        American Bancorporation and Subsidiaries

FINANCIAL HIGHLIGHTS
(In thousands, except per share)     1999       1998       1997       1996       1995

Statement of Income:
 Net Income ....................   $  5,354   $  5,202   $  4,509   $  3,666     $3,052
 Basic Earnings Per Share ......       1.71       1.66       1.44       1.17       0.98
Balance Sheet:
 Assets ........................   $711,291   $611,405   $484,606   $461,632   $353,995
 Loans - net ...................    368,143    297,580    283,407    267,886    246,518
 Deposits ......................    449,277    431,240    355,734    319,811    292,665
 Stockholders' equity ..........     28,179     36,447     33,694     30,423     28,012
 Book Value per share ..........       9.00      11.65      10.77       9.72       8.95


QUARTERLY PRICE RANGES AND DIVIDENDS
                                    Common Shares                      Trust Preferred
1999:                             High         Low      Dividends     High        Low

 Fourth.....................     19 1/4       13 1/8    $   0.15     10 1/4      7 1/4
 Third......................     22 1/2       17            0.15     10 1/2      9 1/4
 Second.....................     22 3/4       16 7/8        0.15     10 1/2      9 3/4
 First......................     23           16 1/2        0.15     10 1/2      9 7/8

1998:                              High        Low      Dividends     High        Low

 Fourth....................      27 1/2       18 7/8    $   0.15     10 1/2      9 7/8
 Third.....................      25 7/8       21            0.14     10 1/2     10
 Second....................      27 1/2       22            0.14     10 1/2     10
 First.....................      30 1/2       25           0.125        N/A        N/A


American Bancorporation's common stock is traded on the Nasdaq Stock Market under the ticker symbol AMBC. Per share data, stock prices and dividends have been retroactively restated to reflect a two for one stock split which became effective October 23, 1997. American Bancorporation's Capital Trust I preferred securities are traded on the Nasdaq Stock Market under the ticker symbol AMBCP. Prior to April 21, 1998 no trust preferred securities were issued. Interest, rather than dividends, is paid on trust preferred securities.


CORPORATE PROFILE
American Bancorporation (the "Company"), is a registered Ohio bank holding company headquartered in Wheeling, West Virginia. The Company was organized in 1966. At December 31, 1999, the Company owned one affiliate bank, Wheeling National Bank, which serves its customers through twenty full service offices located in Ohio County, Hancock County and Wetzel County, West Virginia and Belmont County, Harrison County, Guernsey County, Jefferson County and Franklin County, Ohio, and a Loan Production Office located in Washington County, Pennsylvania.

In addition to the banking offices, the Company operates four non-bank subsidiaries: American Mortgages, Inc. which originates and services mortgage loans, American Bancdata Corporation which provides electronic data processing services to the Company and Wheeling National Bank, American Bancservices, Inc., which provides the Company's transfer agent services, and American Bancorporation Capital Trust I, a Delaware statutory business trust.

The approximate number of common stockholders of record was 2,479 on January 31, 2000.

CONTENTS
Financial Highlights..............................................     See above
Quarterly Stock Price Ranges......................................     See above
Corporate Profile......................... .......................     See above
Chairman's Letter........................... .....................     1 - 2
Financial Statements..............................................     3 - 29
Independent Auditors' Report   ...................................     30
Five Year Selected Financial Data.................................     31
Management's Discussion and Analysis
 of Financial Condition and Results of Operations.................     31 - 47

THE CHAIRMAN'S LETTER

       TO OUR SHAREHOLDERS:

       In 1999 American Bancorporation continued to carry out its basic strategy of prudent growth.

       Assets grew 16.3% from $611 million at year end 1998 to $711 million at year end 1999.

       Deposits grew 4.2% from $431 million at year end 1998 to $449 million at year end 1999.

       Earnings grew 2.9% from $5.2 million at year end 1998 to $5.4 million at year end 1999.

       This represents $1.71 basic earnings per share for 1999 compared to $1.66 basic earnings per share for 1998.

       Your Company grew its loan portfolio in 1999 23.5% from $301 million at year end 1998 to $371 million at year end 1999. This loan growth was across the board in consumer, mortgage, and particularly commercial, where our Columbus, Ohio cluster, consisting of branches at Reynoldsburg, Gahanna, Stone Ridge and 4th and Broad, now approaches $100 million in commercial loans outstanding.

       Our net charge-offs ratio of .11% compares very favorably to the national average of more than .20%.

       Our application for a branch at New Albany is in the works and we expect approval at any time. This addition to our Columbus cluster should put our deposits well over $100 million in that cluster in a short time.

       Coming east, in May we will close on approximately $13 million in deposits purchased from Sky Bank in Barnesville, Ohio. The Cambridge cluster, consisting of Cambridge, Barnesville, Flushing and Freeport, will then have over $100 million in deposits.

       Our application to make our new LPO at Washington, Pennsylvania a full service branch has been approved and our Washington-Weirton cluster of branches at Washington, Pennsylvania, Weirton, West Virginia, and Steubenville, Ohio should be over $100 million in deposits very shortly.

       Our Wheeling-St. Clairsville cluster, consisting of Wheeling, New Martinsville and Pine Grove, West Virginia, and St. Clairsville and Shadyside, Ohio, has well over $200 million in deposits.

       Our strategy of making our excess deposits in our 3 eastern clusters available for lending in Columbus has been a great success.

       We have recently completed an exhaustive OCC examination successfully.

       As we predicted, Y2K was a non-event.

       We look forward to a year of slow but steady growth and intense concentration on improving every phase of our operation.


       We deeply appreciate your continued strong support.

Sincerely,




Jeremy C. McCamic
Chairman and  Chief Executive Officer



CONSOLIDATED BALANCE SHEETS             American Bancorporation and Subsidiaries
December 31, 1999 and 1998


ASSETS                                                                 1999             1998
Cash and due from banks .......................................   $  11,774,610    $  12,316,176
Federal funds sold ............................................       4,823,000       17,747,025
Investment securities available for sale ......................     298,153,127      263,827,239
Loans
   Commercial, financial and agricultural .....................     147,701,968      113,622,577
   Real estate mortgage .......................................     158,127,638      138,050,626
   Installment ................................................      65,393,468       48,948,681
                                                                  -------------    -------------
                                                                    371,223,074      300,621,884
   Less allowance for loan losses .............................       3,079,796        3,042,269
                                                                  -------------    -------------
                                                                    368,143,278      297,579,615
Premises and equipment - net ..................................      10,214,208        9,735,582
Accrued interest receivable ...................................       4,469,869        3,393,337
Excess of cost over net assets acquired .......................       1,355,659        1,633,464
Other assets ..................................................      12,357,245        5,173,024
                                                                  -------------    -------------
       TOTAL ASSETS ...........................................   $ 711,290,996    $ 611,405,462
                                                                  =============    =============

LIABILITIES
Deposits
   Demand - non-interest bearing ..............................   $  37,959,587    $  39,497,617
   Demand - interest bearing ..................................      23,965,759       26,291,654
   Savings ....................................................     120,976,630       93,605,716
   Time - under $100,000 ......................................     203,924,631      216,310,149
   Time - over $100,000 .......................................      62,450,886       55,535,059
                                                                  -------------    -------------
       TOTAL DEPOSITS .........................................     449,277,493      431,240,195
Borrowed funds ................................................     214,593,201      123,891,183
Accrued interest payable ......................................       2,511,496        2,306,854
Other liabilities .............................................       4,079,845        4,869,737
Company obligated mandatorily redeemable trust
 preferred securities of subsidiary trust holding solely junior
 subordinated debentures of the Company .......................      12,650,000       12,650,000
                                                                  -------------    -------------
       TOTAL LIABILITIES ......................................     683,112,035      574,957,969

STOCKHOLDERS' EQUITY
    Preferred stock ...........................................            --               --
    Common stock without par value, stated value $2.50 a
      share, authorized 6,500,000 shares, issued and
      outstanding 3,129,674 ...................................       7,824,185        7,824,185
    Additional paid-in capital ................................      10,301,982       10,301,982
    Retained earnings .........................................      21,906,156       18,430,141
    Accumulated other comprehensive loss, net of tax
     benefit of $7,264,963 in 1999 and $176,544 in 1998 .......     (11,853,362)        (108,815)
                                                                  -------------    -------------
     TOTAL STOCKHOLDERS' EQUITY ...............................      28,178,961       36,447,493
                                                                  -------------    -------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...............   $ 711,290,996    $ 611,405,462
                                                                  =============    =============

<F1>
The accompanying notes are an integral part of these financial statements.

                                        American Bancorporation and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 1999, 1998 and 1997

                                                          1999          1998            1997
   Loans ...........................................   $28,501,782   $25,759,177   $24,890,709
   Investment securities
     Taxable interest income .......................    15,330,699    13,003,297     9,718,745
     Non-taxable interest income ...................     2,771,283       398,051        90,386
     Dividends .....................................       649,083       384,316       491,420
                                                       -----------   -----------   -----------
                                                        18,751,065    13,785,664    10,300,551
   Short-term investments ..........................       365,400       755,802       347,905
                                                       -----------   -----------   -----------
        Total interest income ......................    47,618,247    40,300,643    35,539,165
INTEREST EXPENSE
 Deposits
     Interest bearing demand .......................       413,588       609,938       628,799
     Savings .......................................     2,792,845     2,584,443     2,686,435
     Time - under $100,000 .........................    11,472,173    11,255,479     7,767,168
     Time - over $100,000 ..........................     3,221,631     3,131,532     2,101,660
                                                       -----------   -----------   -----------
                                                        17,900,237    17,581,392    13,184,062
 Borrowings
   Borrowed funds ..................................    10,169,583     5,047,018     5,005,959
   Notes payable and other long-term debt ..........     1,101,412       811,571        87,634
                                                       -----------   -----------   -----------
       Total interest expense ......................    29,171,232    23,439,981    18,277,655
                                                       -----------   -----------   -----------
   NET INTEREST INCOME .............................    18,447,015    16,860,662    17,261,510
PROVISION FOR LOAN LOSSES ..........................       420,000       240,000          --
                                                       -----------   -----------   -----------
 Net interest income after provision for loan losses    18,027,015    16,620,662    17,261,510
OTHER INCOME
     Service charges on deposit accounts ...........       896,191       716,512       749,680
     Insurance commissions .........................        80,714        90,938        87,592
     Net gains on sale of loans ....................     1,524,509     2,178,609     1,303,363
     Net securities gains ..........................       342,967       946,742        34,336
     Other income ..................................       659,607       761,680       750,873
                                                       -----------   -----------   -----------
        Total other income .........................     3,503,988     4,694,481     2,925,844
OTHER EXPENSE
     Salaries and employee benefits ................     6,920,404     6,677,506     5,910,116
     Occupancy expense .............................     1,317,634     1,241,005     1,261,026
     Furniture and equipment expense ...............     1,274,460     1,133,690     1,128,188
     Other expenses ................................     5,137,784     5,291,035     4,801,750
                                                       -----------   -----------   -----------
        Total other expense ........................    14,650,282    14,343,236    13,101,080
                                                       -----------   -----------   -----------
INCOME BEFORE INCOME TAXES .........................     6,880,721     6,971,907     7,086,274
PROVISION FOR INCOME TAXES .........................     1,526,902     1,770,025     2,577,467
                                                       -----------   -----------   -----------
NET INCOME .........................................   $ 5,353,819   $ 5,201,882   $ 4,508,807
                                                       ===========   ===========   ===========

       Basic Earnings Per Share ....................   $      1.71   $      1.66   $      1.44
                                                       ===========   ===========   ===========

<F1>
The accompanying notes are an integral part of these financial statements.

                                        American Bancorporation and Subsidiaries

CONSOLIDATED STATEMENT OF
CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 1999, 1998 and 1997


                                                                                   Accumulated
                                                                                      other
                                                    Additional                    comprehensive      Total
                                       Common        paid-in        Retained      income (loss),  stockholders'
                                        Stock        capital        earnings       net of tax        equity
Balance at January 31, 1997 ....      7,824,185     10,301,982     12,021,258         275,269      30,422,694
 Comprehensive results:
  Net Income ...................           --             --        4,508,807            --         4,508,807
  Other comprehensive income,
   net of tax of $218,121 ......           --             --             --           327,182         327,182
                                                                                 ------------    ------------
  Total comprehensive results ..           --             --        4,508,807         327,182       4,835,989
  Dividends ($0.50 per share) ..           --             --       (1,564,837)           --        (1,564,837)
                                                                 ------------    ------------    ------------
Balance at December 31, 1997 ...      7,824,185     10,301,982     14,965,228         602,451      33,693,846
                                   ------------   ------------   ------------    ------------    ------------
 Comprehensive results:
  Net Income ...................           --             --        5,201,882            --         5,201,882
  Other comprehensive loss,
   net of tax of ($302,004) ....           --             --             --          (343,504)       (343,504)
  Reclassification adjustment,
    net of tax of ($141,841) ...           --             --             --          (367,762)       (367,762)
                                                                 ------------    ------------    ------------
  Total comprehensive results ..           --             --        5,201,882        (711,266)      4,490,616
  Dividends ($0.555 per share) .           --             --       (1,736,969)           --        (1,736,969)
                                                                 ------------    ------------    ------------
Balance at December 31, 1998 ...      7,824,185     10,301,982     18,430,141        (108,815)     36,447,493
                                   ------------   ------------   ------------    ------------    ------------
 Comprehensive results:
   Net Income ..................           --             --        5,353,819            --         5,353,819
   Other comprehensive loss,
     net of tax of ($7,050,970)            --             --             --       (11,532,374)    (11,532,374)
    Reclassification adjustment,
      net of tax of ($37,449) ..           --             --             --          (212,173)       (212,173)
                                                                                 ------------    ------------
    Total comprehensive results            --             --        5,353,819     (11,744,547)     (6,390,728)
    Dividends ($0.60) per share)           --             --       (1,877,804)           --        (1,877,804)
                                                                 ------------    ------------    ------------
Balance at December 31, 1999 ...   $  7,824,185   $ 10,301,982   $ 21,906,156    $(11,853,362)   $ 28,178,961
                                   ============   ============   ============    ============    ============

<F1>
The accompanying notes are an integral part of these financial statements.

                                        American Bancorporation and Subsidiaries


CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended
December 31, 1999, 1998 and 1997

 Operating Activities:                                                                   1999             1998             1997

  Net income ...................................................................     $ 5,353,819      $ 5,201,882      $ 4,508,807
   Adjustments to reconcile net income to net cash from operating activities:
    Depreciation ...............................................................         907,350          843,842          805,499
    Amortization of intangibles ................................................         277,805          335,476          335,476
    Net amortization of investment securities ..................................         929,776          662,117          336,384
    Provision for loan losses ..................................................         420,000          240,000             --
    Net gain on sale of investment securities ..................................        (342,967)        (946,742)         (34,336)
    Net gain on sale of loans ..................................................      (1,524,509)      (2,178,609)      (1,303,363)
  Change in assets and  liabilities  net of effects  from the purchase of branch assets:
    Net (increase) decrease in accrued interest receivable .....................      (1,076,532)        (680,097)         272,082
    Net increase in accrued interest payable ...................................         204,642          524,186          293,669
    Real estate mortgage loans originated for sale .............................     (98,409,845)    (132,774,915)     (79,808,277)
    Proceeds from sale of real estate mortgage loans ...........................     101,049,167      128,848,539       77,953,379
    Net (increase) decrease in other assets ....................................         257,055       (1,220,484)       1,632,174
    Net increase (decrease) in other liabilities ...............................        (778,651)         650,877         (697,637)
    Net (increase) decrease from other operating activities ....................        (352,857)          62,427          449,035
                                                                                   -------------    -------------      -----------
          Net cash provided (used) by operating activities .....................       6,914,254         (431,501)       4,742,892
  Investing Activities:
       Investment securities available for sale:
          Proceeds from maturities and repayments ..............................      84,908,012      148,926,057       39,638,162
          Proceeds from sales ..................................................      37,800,556       19,978,365       54,567,143
          Purchases ............................................................    (176,454,231)    (264,426,160)    (119,664,429)
    Net increase in loans ......................................................     (72,098,476)      (8,307,917)     (12,362,393)
    Purchase of premises and equipment .........................................      (1,385,976)        (520,842)      (1,222,909)
    Proceeds from sale of premises and equipment ...............................            --              2,085             --
                                                                                   -------------     ------------     ------------
          Net cash used by investing activities ................................    (127,230,115)    (104,348,412)     (39,044,426)
  Financing Activities:
    Net increase (decrease) in non-interest bearing demand deposits ............      (1,538,030)       5,984,905       (3,231,604)
    Net increase (decrease) in interest bearing demand and savings deposits ....      25,045,019          395,823       (9,890,172)
    Net increase (decrease) in time deposits ...................................      (5,469,691)      69,125,135       49,045,290
    Net increase (decrease) in borrowed funds ..................................      90,702,018       36,317,031      (16,521,891)
    Principal repayment of long-term debt ......................................         (11,242)      (2,413,558)         (11,931)
    Proceeds from issuance of long-term debt ...................................            --         13,650,000          499,050
    Cash dividends paid ........................................................      (1,877,804)      (1,658,726)      (1,564,837)
                                                                                   -------------    -------------    -------------
          Net cash provided by financing activities ............................     106,850,270      121,400,610       18,323,905
                                                                                   -------------    -------------    -------------
  Net Increase (Decrease) in Cash and Cash Equivalents .........................     (13,465,591)      16,620,697      (15,977,629)
  Cash and Cash Equivalents Beginning Balance ..................................   $  30,063,201    $  13,442,504    $  29,420,133
                                                                                   -------------    -------------    -------------
  Cash and Cash Equivalents Ending Balance .....................................   $  16,597,610    $  30,063,201    $  13,442,504
                                                                                   =============    =============    =============

Supplemental information:
    Cash paid during the year for:
       Interest ................................................................   $  28,966,590    $  22,915,795    $  17,983,986
       Income taxes ............................................................   $   1,320,000    $   2,105,000    $   2,630,000
  Non-cash investing and financing activities:
       Loan foreclosures and repossessions .....................................   $   1,309,224    $   1,026,117    $     427,339
       Transfer of premises and equipment to other real estate owned ...........   $           -    $           -    $      77,913

<F1>
 The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997


Note A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     American Bancorporation (the "Company"), which was organized in 1966, is a registered Ohio bank holding company with its headquarters located in Wheeling, West Virginia. The Company's wholly owned subsidiaries are Wheeling National Bank ("WNB"), American Bancdata Corporation, American Bancservices, Inc., American Mortgages, Inc. ("AMI") and American Bancorporation Capital Trust I (the "Trust"). The Company's subsidiaries primarily engage in commercial banking and mortgage banking. The subsidiary bank branch offices are primarily located in the northern panhandle of West Virginia, and central and eastern Ohio.

     The accounting and reporting policies of American Bancorporation and Subsidiaries conform to generally accepted accounting principles and with general practice within the banking industry. The following is a description of the significant policies.

Principles of Consolidation
     The consolidated financial statements include the accounts of American Bancorporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Subsidiaries acquired in purchase transactions are included in the consolidated financial statements from the date of acquisition.

Cash and Cash Equivalents
     For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment Securities
     The Company has adopted a methodology for the classification of securities at the time of their purchase as either held to maturity or available for sale. If it is management's intent and the Company has the ability to hold such securities until their maturity, these securities are classified as held to maturity and are carried on the Company's books at cost, adjusted for amortization of premium and accretion of discount on a level yield basis. Alternatively, if it is management's intent at the time of purchase to hold securities for an indefinite period of time and/or to use such securities as part of its asset/liability management strategy, the securities are classified as available for sale and are carried at fair value, with net unrealized gains and losses excluded from earnings and reported as a separate component of accumulated other comprehensive income or loss, net of applicable income taxes. Investment securities available for sale include securities which may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate or prepayment risk. Gains and losses on sales of securities are recognized using the specific identification method.

Loans
     Loans are reported at their principal amounts, net of any deferred origination fees and costs and the allowance for loan losses. Interest on loans is computed primarily on the principal balance outstanding. For loans not primarily secured by real estate or in the process of collection, the Company discontinues the accrual of interest when a loan is 90 days past due or collection of the interest is doubtful. Real estate loans are placed on nonaccrual status when, in management's judgement, collection is in doubt or when foreclosure proceedings are

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997


initiated, which is generally 180 days past the due date. Loan origination and commitment fees, as well as certain direct loan origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans via a method which approximates a level yield.

     The Company grants commercial and industrial loans, commercial and residential mortgages and consumer loans to customers primarily in north eastern West Virginia, southwestern Pennsylvania and central and eastern Ohio. The Company's loan portfolio can be adversely impacted by downturns in the local economic and real estate markets as well as employment conditions.

     A loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the original contractual terms of the loan agreement. All of the Company's nonaccrual loans, excluding consumer and single family residential loans, are considered to be impaired loans. Large groups of smaller homogenous loans, such as loans secured by first and second liens on residential properties and other consumer loans, are evaluated collectively for impairment. Impaired loans are measured based upon the present value of expected future cash flows, discounted at the loan's initial effective interest rate, or at the loan's market price or fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment reserve must be established for the difference. The impairment reserve is established by provision for loan losses. Interest receipts on nonaccrual and impaired loans are recognized as interest revenue or are applied to principal when management believes the ultimate collectibility of principal is in doubt.

Allowance for Loan Losses
     The determination of the balance in the allowance for loan losses is based on an analysis of the portfolio and reflects an amount which, in management's judgement, is appropriate to provide for probable losses after giving consideration to the character of the portfolio, current economic conditions, past loss experience and such other factors that deserve current recognition. The regulatory examiners may require the Company to recognize additions to the allowances based upon their judgements about information available to them at the time of their examinations. The provision for loan losses is charged to current operations.

Mortgage Loan Servicing
     On January 1, 1997 the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 establishes the criteria for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

     SFAS No. 125 supersedes several accounting standards including SFAS No. 122, "Accounting for Mortgage Servicing Rights." Adoption of this statement was immaterial to the Company's financial position and results of operations.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997


     The Company measures the impairment of the mortgage servicing rights based on their current fair value. Current fair value is determined through the discounted present value of the estimated future net servicing cashflows using a risk-based discount rate and assumptions based upon market estimates for future servicing revenues and expenses (including prepayment expectations, servicing costs, default rates and interest earnings on escrows). For impairment measurement purposes, servicing rights are stratified by interest rate. If the carrying value of an individual stratum exceeds its fair value, a valuation allowance is established.

Premises and Equipment
     Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided on the straight-line method, distributing the cost of premises over an estimated useful life of twenty to fifty years and the cost of equipment over an estimated useful life of three to fifteen years.

Excess of Cost over Net Assets Acquired
     Excess of cost over net assets acquired include both goodwill and core deposit intangibles. Goodwill is being amortized on a straight-line basis over a period of twelve to thirty years. Core deposit intangibles are being amortized over a period of eight years. Such assets are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Other Real Estate Owned
     Other real estate owned in connection with loan settlements, including real estate acquired, is stated at the lower of estimated fair value less estimated costs to sell, or the carrying amount of the loan. Decreases in fair value between annual appraisals, net gains or losses on the sale of other real estate owned, and net direct operating expense attributable to these assets are included in other income/other expense. Other real estate owned is included in other assets.

Income Taxes
     Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax laws and rates.

Pension Plan
     Pension costs, based on actuarial computations, are charged to expense and funded as required by minimum Internal Revenue Service standards. (See Note R "Pension Plan and Profit Sharing 401(k) Savings Plan").

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997


Earnings Per Common Share
     Basic EPS is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the period, without considering any dilutive items. Diluted EPS is computed by dividing net income applicable to common stock by the weighted average number of common shares and common stock equivalents for items that are dilutive, net of shares assumed to be repurchased using the treasury stock method using the average share price for the Company's common stock during the period. Common stock equivalents arise from the assumed conversion of outstanding stock options, warrants and convertible capital notes. During the years 1999, 1998 and 1997 the Company had no common stock equivalents. The weighted average number of shares used in the calculation of basic earnings per share was 3,129,674 for 1999, 1998 and 1997.

Comprehensive Results
     Comprehensive income is defined as net income, as currently reported, as well as unrealized gains and losses on assets available for sale and certain other items not currently included in the income statement. In complying with the reporting requirements the Company retitled the line item in 1998 in the Consolidated Balance Sheet and the Statement of Changes in Stockholders' Equity from "Unrealized gain (loss) on securities available for sale, net" to "Accumulated other comprehensive income (loss), net of tax". Other comprehensive income (loss) includes unrealized gains (losses) on investment securities available for sale.

Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Estimates are used when accounting for allowance for loan losses, realization of deferred tax assets, fair values of certain assets and liabilities, determination and carrying value of impaired loans, carrying value of other real estate, carrying value and amortization of intangibles, employee benefit plans and other areas.

Reclassifications
     Certain prior year financial information has been reclassified to conform to the presentation in 1999.


Note B-CASH AND DUE FROM BANKS
    The  Company's  banking  subsidiary  is required to maintain  with a Federal
Reserve bank reserve balances based principally on deposits outstanding. Balances maintained are included in cash and due from banks. The required reserves were approximately $150,000 at December 31, 1999 and 1998.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997


Note C-INVESTMENT SECURITIES

Securities Available for Sale
     The amortized cost and approximate market value of investment securities available for sale as of December 31, 1999 and 1998 is summarized as follows:



                                                                            1999
                                                                      Gross          Gross
                                                    Amortized      Unrealized     Unrealized      Market
                                                       Cost           Gains          Losses        Value
United States Treasury ........................   $    999,956    $       354     $       --   $  1,000,310
United States Federal agencies ................     27,025,553          4,985      1,770,953     25,259,585

States and political subdivisions .............     63,182,636         15,656      7,102,241     56,096,051
                                                  ------------   ------------   ------------   ------------
   Total Debt Securities ......................    305,266,849         42,645     19,160,967    286,148,527
Equity securities .............................     12,004,600           --             --       12,004,600
                                                  ------------   ------------   ------------   ------------
        Total Securities Available for Sale ...   $317,271,449   $     42,645   $ 19,160,967   $298,153,127
                                                  ============   ============   ============   ============

                                                                            1998
                                                                     Gross          Gross
                                                    Amortized      Unrealized     Unrealized       Market
                                                       Cost          Gains          Losses         Value
United States Treasury.........................  $   2,257,757   $    15,450    $          -   $  2,273,207
United States Federal agencies.................      8,441,989        19,785           7,259      8,454,515
United States agency mortgage-backed securities    212,590,075       406,732         736,304    212,260,503
States and political subdivisions..............     34,173,178       124,090         263,854     34,033,414
                                                 -------------    ----------    ------------   ------------
   Total Debt Securities.......................    257,462,999       566,057       1,007,417    257,021,639
Equity securities..............................      6,649,600       156,000               -      6,805,600
                                                 -------------    ----------    ------------   ------------
        Total Securities Available for Sale ...   $264,112,599    $  722,057      $1,007,417   $263,827,239
                                                  ============    ==========      ==========   ============


     Included in equity securities at December 31,1999 are Federal Home Loan Bank and Federal Reserve Bank stock of $11,725,000 and $279,600, respectively. At December 31, 1998 these stock investments were $5,950,000 and $279,600, respectively.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997

     The amortized cost and approximate market value of debt securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 Amortized        Market
                                                    Cost          Value
Due in one year or less ...................   $    999,956   $  1,000,310
Due after one year through five years......      7,747,516      7,687,198
Due after five years through ten years.....     21,155,205     20,218,024
Due after ten years .......................    275,364,172    257,242,995
                                              ------------   ------------
                                              $305,266,849   $286,148,527
                                              ============   ============


      Proceeds from the sale of securities available for sale for the years ended December 31, 1999, 1998 and 1997 were $37,800,556, $19,978,365 and
$54,567,143, respectively. Gross realized gains on the sale of securities available for sale were $342,967 in 1999, $946,825 in 1998 and $156,591 in 1997.
Gross realized losses on the sale of securities available for sale were $0 in 1999, $83 in 1998 and $122,255 in 1997.

      At December 31, 1999 the amortized cost of securities pledged to secure public deposits or for other purposes required or permitted by law aggregated $163,370,000.

  NOTES TO CONSOLIDATED                 American Bancorporation and Subsidiaries
  FINANCIAL STATEMENTS-CONTINUED
  December 31, 1999, 1998 and 1997

  Note D-NONPERFORMING ASSETS
    Nonperforming assets consist of nonaccrual loans, restructured loans, past due loans and other real estate owned. Nonaccrual loans are loans on which interest recognition has been suspended until realized because of doubts as to the borrowers' ability to repay principal or interest. Restructured loans are loans where the terms have been altered to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower. Past due loans are accruing loans which are contractually past due 90 days or more as to interest or principal payments. The following summarizes the nonperforming assets as of December 31:

                             1999         1998          1997
  Nonperforming loans
  Nonaccrual ..........   $1,248,000   $1,347,000   $  815,000
  90 days past due ....    1,122,000    1,271,000    1,277,000
  Restructured ........      360,000      342,000      566,000
                          ----------   ----------   ----------
                          $2,730,000   $2,960,000   $2,658,000
Other real estate owned      536,000      183,000      236,000
                          ----------   ----------   ----------
  Total ...............   $3,266,000   $3,143,000   $2,894,000
                          ==========   ==========   ==========

    There were no commitments to advance additional funds to such borrowers at December 31, 1999. Gross interest income that would have been recorded if nonaccrual loans and restructured loans had been current and in accordance with their original terms approximated $193,000, $130,000 and $72,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Interest recognized on such loans approximated $79,000, $64,000 and $33,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

    Impaired loans totalled $1,248,000 and $1,347,000 at December 31, 1999 and 1998, respectively. Impaired loans totalling $810,000 and $196,000 at the end of 1999 and 1998, respectively, had a corresponding specific allowance for credit losses of $132,000 and $68,000. The average balance of impaired loans was $1,119,000 in 1999, $899,000 in 1998 and $558,000 in 1997. Interest income recognized on impaired loans totalled $79,000, $64,000 and $33,000 in 1999, 1998 and 1997, respectively.

Note E-RELATED PARTY TRANSACTIONS
     At December 31, 1999, receivables, both direct and indirect, from persons related to the Company and subsidiaries as directors, executive officers or principal shareholders, exclusive of loans to such persons which in the aggregate do not exceed $60,000, approximated $1,672,000. Other changes reflect related party loans which were less than $60,000 in the aggregate at December 31, 1998 and exceeded the $60,000 threshold in 1999. The following is an analysis of the activity with respect to such loans for the year ended December 31, 1999:

Aggregate outstanding balance at January 1, 1999 .   $   990,000
   Additions .....................................       808,000
   Retirements ...................................      (288,000)
   Other changes .................................       162,000
                                                     -----------
Aggregate outstanding balance at December 31, 1999   $ 1,672,000

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997


Note F-ALLOWANCE FOR LOAN LOSSES
    An analysis of the allowance for loan losses follows:

Years ended December 31,           1999           1998            1997

Balance at beginning of year   $ 3,042,269    $ 3,284,338    $ 3,563,774
 Provision for loan losses .       420,000        240,000           --
 Loans charged-off .........      (527,481)      (733,361)      (578,184)
 Less recoveries ...........       145,008        251,292        298,748
                               -----------    -----------    -----------
  Net loans charged-off ....      (382,473)      (482,069)      (279,436)
                               -----------    -----------    -----------
Balance at end of year .....   $ 3,079,796    $ 3,042,269    $ 3,284,338
                               ===========    ===========    ===========

Note G-MORTGAGE LOAN SERVICING
    At December 31, 1999, 1998 and 1997, the Company was servicing approximately 1,700, 1,800 and 1,700 mortgage loans for various investors with aggregate balances of approximately $137,337,000, $137,437,000 and $109,647,000, respectively.

    Originated mortgage servicing rights capitalized during 1999 and 1998 totalled $327,000 and $845,000 respectively. At December 31, 1999 and 1998 the Company had capitalized mortgage servicing rights of $1,570,000 and $1,512,000 respectively, which related to approximately $136 million and $137 million, respectively, in loans serviced.

    In connection with these loans serviced for others, the Company held advances by borrowers for taxes and insurance in the amount of $1,586,000 and $1,854,000 at December 31, 1999 and 1998, respectively.

    The fair value of the capitalized mortgage servicing rights at December 31, 1999 and 1998 approximated $1,828,000 and $1,662,000, respectively. The fair value of the mortgage servicing rights not subject to capitalization due to the loans being originated or sold prior to the adoption of SFAS No. 122 approximated $28,000 at December 31, 1997. The impairment valuation allowance based on the fair value of the designated strata for the capitalized mortgage servicing rights was $0 and $58,000 at December 31, 1999 and 1998, respectively.

    The Company amortizes the capitalized mortgage servicing rights in proportion to, and over the period of, the estimated net servicing income. The amortization for the years ending December 31, 1999, 1998 and 1997 was $309,000, $370,000 and $147,000, respectively.

    Mortgage loans originated for sale totalled $98,410,000, $132,775,000 and $79,808,000 during 1999, 1998 and 1997, respectively. Mortgage loans sold during 1999, 1998 and 1997 totalled $101,049,000, $128,849,000 and $77,953,000, respectively. Net gains on mortgage loans sold aggregated $1,525,000, $2,179,000 and $1,303,000 during 1999, 1998 and 1997, respectively. Mortgage loans available for sale, which are carried at lower cost or market value on a net aggregate basis included in real estate mortgage loans, totalled $2,214,000, $7,142,000 and $4,082,000 at December 31, 1999, 1998 and 1997, respectively.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996


Note H-PREMISES AND EQUIPMENT
    A summary of premises and equipment and accumulated depreciation and amortization follows:

December 31,                         1999          1998
Premises and Equipment
Buildings ....................   $ 7,267,559   $ 7,164,406
Equipment ....................     7,429,847     6,689,076
Leasehold improvements .......       875,315       855,484
                                 -----------   -----------
                                  15,572,721    14,708,966
 Less accumulated depreciation
    and amortization .........     8,570,945     7,663,595
                                 -----------   -----------
                                   7,001,776     7,045,371
Land .........................     3,212,431     2,690,211
                                 -----------   -----------
                                 $10,214,208   $ 9,735,582
                                 ===========   ===========


    Depreciation and amortization of premises and equipment charged to expense for the years ended December 31, 1999, 1998 and 1997 was $907,000, $844,000 and $806,000 respectively.

    At December 31, 1999 the Company and certain subsidiaries were obligated under various noncancellable operating leases for premises and equipment. The leases, expiring at various dates to 2009, generally provide options to renew and to purchase at fair value and require payment of taxes, insurance and maintenance costs. Total rental expense for all operating leases for the years ended December 31, 1999, 1998 and 1997 was $856,000, $742,000 and $715,000
respectively. Future minimum payments under operating leases were as follows at December 31, 1999:


2000 ........................   $  517,000
2001 ........................      441,000
2002 ........................      349,000
2003 ........................      246,000
2004 ........................      156,000
After 2004 ..................      717,000
                                ----------
 Total minimum lease payments   $2,426,000
                                ==========

Note I - DEPOSITS
    At December 31, 1999, the scheduled maturity of time deposits for the years 2000 through 2004 are as follows: $176,912,000, $65,495,000, $14,875,000,
$6,908,000 and $2,186,000, respectively.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997


Note J-BORROWED FUNDS

    The following summarizes borrowed funds at December 31:

                                                  1999             1998

Securities sold under repurchase agreements   $    831,944   $  3,118,888
Treasury tax and loan notes ...............      1,442,801        288,750
Warehouse revolving line of credit ........      1,318,456      1,483,545
Federal Home Loan Bank advances ...........    211,000,000    119,000,000
                                              ------------   ------------
  Total borrowed funds ....................   $214,593,201   $123,891,183
                                              ============   ============


    The Company utilizes a warehouse revolving line of credit with a regional bank for purposes of funding loan originations. Under the terms of this loan, the Company may borrow up to $6,000,000 at any one time at an interest rate of prime (8.50% at December 31, 1999). The Company pledges a security interest in the originated mortgage loans as collateral. Proceeds from the sale of the originated mortgage loans in the secondary market are used to repay the warehouse loan which expires in 2000, subject to extension.

    Securities sold under repurchase agreements are retained by the Company's custodian under written agreements that recognize the customer's interests in the securities. The subsidiary bank has an agreement with its Federal Reserve district bank to be an authorized treasury tax and loan depository.

    WNB is a member of the Federal Home Loan Bank of Pittsburgh (the "FHLB"). Under a blanket collateral pledge agreement, WNB has pledged, as collateral for advances from the FHLB, all stock in the Federal Home Loan Bank and certain other qualifying collateral, such as investment securities, mortgage-backed securities and loans. The remaining maximum borrowing capacity with the FHLB at December 31, 1999 is $76,056,000.

    Included in Federal Home Loan Bank advances are FHLB "RepoPlus" advances and FHLB "Convertible Select" advances. FHLB "RepoPlus" Advances are short-term borrowings maturing within one day to one year, bear a fixed interest rate and are subject to prepayment penalty. Although no specific collateral is required to be pledged for these borrowings, "RepoPlus" Advances are secured under the blanket collateral agreement. The daily average balance during 1999 and 1998 was $102,462,000 and $20,973,000, respectively, and the daily average interest rate was 5.24% and 5.58%, respectively, with an average interest rate at fiscal year-end 1999 of 5.63% and fiscal year-end of 5.31%. The maximum amount outstanding at any month-end during 1999 and 1998 was $145,000,000 and $55,000,000, respectively. The interest expense incurred on the FHLB "RepoPlus" Advances during 1999 and 1998 was $5,373,000 and $1,171,000, respectively.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997



    FHLB "Convertible Select" Advances are long-term borrowings with terms of up to ten years, and which have a fixed rate for the first three months to five years of the term. After the fixed rate term expires, and quarterly thereafter, the FHLB may convert the advance to an adjustable-rate advance at their option. If the advance is converted to an adjustable-rate advance, WNB has the option at the conversion date, and quarterly thereafter, to prepay the advance with no prepayment fee. The daily average balance during 1999 and 1998 was $79,863,000 and $61,370,000, respectively. The daily average interest rate during 1999 and 1998 was 5.64% and 5.61%, respectively. The maximum amount outstanding at any month end during 1999 and 1998 was $100,000,000 and $75,000,000, respectively. The interest expense incurred on the FHLB "Convertible Select" Advances during 1999 and 1998 was $4,507,000 and $3,441,000, respectively.

    The contractual maturities of Federal Home Loan Bank advances as of December 31, 1999 and 1998 are as follows:


                                   Current              December 31,
                                Interest Rate      1999             1998
Repo Plus Advances:
  Due within one year .....          5.63%     $111,000,000    $ 44,000,000

Convertible Select Advances
  February 14, 2002 .......            --                --      25,000,000
  April 7, 2003 ...........          5.65%       25,000,000      25,000,000
  April 15, 2005 ..........          5.65%       25,000,000      25,000,000
  October 27, 2009 ........          5.65%       25,000,000              --
  October 27, 2009 ........          5.57%       25,000,000              --
                                               ------------   -------------
Total FHLB Advances .......                    $211,000,000    $119,000,000
                                               ============   =============

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997



Note K-GUARANTEED PREFERRED BENEFICIAL INTEREST IN SUBORDINATED DEBT
    On April 27, 1998, the Trust, a statutory business trust created under Delaware law issued $12,650,000 of 8.5% Trust Preferred Securities ("Preferred Securities") with a stated value and liquidation preference of $10 per share. The Trust's obligations under the Preferred Securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the Preferred Securities of the Trust, as well as proceeds from the issuance of common securities to the Company, were utilized by the Trust to invest in $13,041,000 of 8.5% Junior Subordinated Debentures (the "Debentures") of the Company. The Debentures are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Debentures represent the sole assets of the Trust. Interest on the Preferred Securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the Debentures prior to the maturity date of April 30, 2028, on or after April 30, 2003, at 100% of the stated liquidation amount, plus accrued and unpaid distributions, if any, to the redemption date. Under the occurrence of certain events, specifically, a Tax Event, Investment Company Event or Capital Treatment Event as more fully defined in the ABC Capital Trust I Prospectus dated April 21, 1998, the Company may redeem in whole, but not in part, the Debentures prior to April 30, 2003. Proceeds from any redemption of the Debentures would cause a mandatory redemption of the Preferred Securities and the common securities having an aggregate liquidation amount equal to the principal amount of the Debentures redeemed.

    The interest incurred on these Preferred Securities amounted to $1,100,826 and $809,260 for the years ended December 31, 1999 and 1998, respectively.

    The Trust is a wholly owned subsidiary of the Company, has no independent operations and has issued securities that contain a full and unconditional guarantee of its parent, the Company. Accordingly, on October 21, 1998, the Securities and Exchange Commission exempted the Trust from the reporting requirements of the Securities Exchange Act of 1934.

Note L-FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
    In the normal course of business the Company enters into contractual commitments involving financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit, commercial letters of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit, commercial letters of credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997

    Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with off-balance-sheet risk. A summary of off-balance-sheet financial instruments at December 31, 1999 and 1998 is as follows:

      Financial instruments whose contract amounts represent credit risk:

                                      Contract Amounts
                                     1999           1998
Commitments to extend credit...   $63,569,000   $46,587,000
Standby letters of credit......          --            --
Commercial letters of credit...     6,407,000       816,000

    Commitments to extend credit, approximately $725,000 at December 31, 1999 and $685,000 at December 31, 1998, of which are dealer floor plan lines, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments, except dealer floor plan lines, are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. A majority of the commitments extended by the Company have variable interest rates. An adverse movement in market interest rates is not deemed to be a significant risk on the outstanding commitments at December 31, 1999.

    Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Commercial letters of credit are issued by the Company specifically to facilitate trade or commerce. The credit risk involved in issuing letters of credit is essentially the same as that in extending loan facilities to customers.

Note M-FAIR VALUE OF FINANCIAL INSTRUMENTS
     SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Securities and Federal Funds Sold
    The carrying amounts for federal funds sold approximate fair value as they mature in 90 days or less. The fair value of investment and mortgage-backed securities is based on quotations from an independent investment portfolio accounting service.

Loans
    Fair values are estimates for portfolios of loans with similar financial characteristics. Loans are segregated by type and include commercial, real estate mortgage and installment loans. Each loan category is further segmented into fixed and adjustable rate terms, for purposes of estimating their fair value.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997

    The carrying values approximate fair value for variable rate loans which reprice frequently, provided there has been no change in credit quality since origination. Book value also approximates fair value for loans with a relatively short term to maturity, provided there is little or no risk of default before maturity and the disparity between the current rate and market rate is small. Any mark-to-market adjustment for these short-term loans would be insignificant. This estimation methodology is applied to the Company's demand loans, lines of credit and credit card portfolios.

    The fair value of all other performing loans is calculated by discounting scheduled cash flows through the estimated maturity using the rates currently offered for loans of similar remaining maturities. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value reflects market prepayment estimates.

    The fair value of nonperforming loans is calculated by discounting carrying values adjusted for specific reserve allocations through anticipated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan.

Deposits and Other Liabilities
    Under SFAS No. 107, the fair value of deposits with no stated maturity, such as demand and savings accounts, is equal to the amount payable on demand as of December 31, 1999 and 1998. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds
     The fair values of the Company's short-term and long-term borrowings with variable rates are based on carrying amounts since these borrowings reprice frequently as market rates change. The fair value of long-term fixed rate borrowed funds is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for similar remaining maturities. The fair value of the Company's Preferred Securities is based on the issue's quoted market price.

Off-Balance-Sheet Financial Instruments
     The Company's off-balance-sheet financial instruments are comprised of commitments to extend credit, 52% of which are lines of credit. These commitments to extend credit generally are not sold or traded and estimated fair values are not readily available. The fair value of commitments to extend credit can be estimated by discounting the remaining contractual fees over the term of the commitment using the fees currently charged to enter into similar agreements. Considering the current economic environment and the creditworthiness of the counterparties in the portfolio, the Company believes that such a calculation would not indicate a material calculated fair value.

Limitations
     Fair value estimates are made at a specific point in time, based on relevant market data and information about each financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Because no market exists for a significant portion of the Company's financial

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997


instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets that are not considered financial assets include premises and equipment. The following table represents carrying values and estimated fair values of the Company's financial instruments as of December 31, 1999 and 1998:


                                                        1999                          1998
                                               Carrying      Estimated      Carrying       Estimated
                                                 Value       Fair Value       Value        Fair Value
FINANCIAL ASSETS
 Federal Funds Sold ......................   $  4,823,000   $  4,823,000   $ 17,747,000   $ 17,747,000
 Investment Securities  available for sale    298,153,000    298,153,000    263,827,000    263,827,000
 Loans Receivable, net of allowance ......    368,143,000    364,474,000    297,580,000    306,394,000
FINANCIAL LIABILITIES
 Fixed Maturity Deposits (1)
   Time Deposits .........................    266,376,000    266,509,000    271,845,000    277,051,000
 Borrowed funds ..........................    214,593,000    209,736,000    123,902,000    125,889,000
 Guaranteed preferred beneficial interest
    in subordinated debt .................     12,650,000      9,962,000     12,650,000     13,283,000

<F1>
(1) SFAS No. 107 defines the estimated fair value of deposits with no stated maturity, which includes demand deposits, money market and other savings accounts, to be equal to the amount payable on demand. Therefore, the balances of the Company's $182.9 million and $159.4 million of such deposits at December 31, 1999 and 1998 respectively, are not included in this table.

Note N-STOCKHOLDERS' EQUITY
     The Company has authorized 200,000 shares of $100 par value preferred stock issuable in series. No shares of preferred stock were issued or outstanding at December 31, 1999 and 1998.

Note O-DIVIDEND RESTRICTIONS
     Dividends declared by the Company may be substantially provided from subsidiary bank dividends. The payment of dividends by bank subsidiaries is subject to various restrictions imposed under banking regulations. For national banks, surplus in an amount equal to capital stock is not available for dividends and prior approval of the Comptroller of the Currency is required if total dividends declared exceed the total (defined) net profits from the beginning of the current year to the date of declaration, combined with the retained net profits of the preceding two years.

    At December 31, 1999, WNB's retained earnings available for the payment of dividends was $16,499,000.

    In addition, dividends paid by WNB to the Company would be prohibited if the effect thereof would cause WNB's capital to be reduced below acceptable minimum capital requirements.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1998, 1997 and 1996

Note P-INCOME TAXES
        Total income tax provision(benefit)for the three years ended December 31, 1999 was allocated as follows:

                                              1999          1998           1997

Income from operations ................   $ 1,526,902  $ 1,770,025   $ 2,577,467
Shareholders' equity for the tax effect
  of net unrealized gain (loss) on
  securities available for sale .......    (7,088,419)    (443,845)      225,560
                                          -----------  -----------   -----------
                                          $(5,561,517) $ 1,326,180   $ 2,803,027
                                          ===========  ===========   ===========

      The composition of the provision for income taxes from operations for the three years ended December 31, 1999 follows:

                                              1999          1998         1997

Federal Income Taxes
   Current...........................    $ 1,347,227   $ 1,879,953  $ 2,260,156
   Deferred .........................        163,550       222,334       38,551
                                         -----------   -----------  -----------
   Provision for federal income taxes     1,510,777     2,102,287     2,298,707
State ...............................        16,125      (332,262)      278,760
                                        -----------   -----------   -----------
   Provision for income taxes .......   $ 1,526,902   $ 1,770,025   $ 2,577,467
                                        ===========   ===========   ===========

  The following is a reconciliation of federal income tax expense to the amount computed at the statutory rate:

                                            1999           1998          1997

Pre-tax income at statutory rate .......$ 2,339,446   $ 2,370,449    $ 2,409,334
Increase (decrease) resulting from:
   Tax exempt income ..................... (784,724)     (141,212)      (25,489)
   Dividends received deduction ..........   (1,785)      (17,606)      (30,940)
   Amortization of goodwill
      and other intangibles...............   21,464        21,467        40,579
   State tax provision
      (net of federal tax benefit)........   (5,483)      112,969       (94,777)
   Change in valuation allowance .........  (14,093)     (187,340)          --
   Other .................................  (44,048)      (56,440)          --
                                        -----------    ----------    ----------
   Provision for federal income taxes . $ 1,510,777   $ 2,102,287   $ 2,298,707
                                        ===========   ===========   ===========

    The state tax benefit during 1998 resulted from the Company receiving state refunds from prior years. These refunds are due to the Company's use of a more advantageous method of filing their state income tax returns that was not previously available.

    The Company has determined that the deferred tax assets recorded under SFAS No. 109 are expected to be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income. The valuation allowance decreased in 1999 by $16,580 as a result of the sale of equity securities. Since no net deferred tax benefit was recorded on the initial writedown of the asset, due to its capital nature, no tax expense or benefit was recorded in 1999 on its recovery.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997



    The tax  effects  of  temporary  differences  that give rise to  significant portions of deferred tax assets and liabilities as of December 31, 1999, 1998 and 1997 consist of the following:


                                    1999         1998         1997
Deferred tax assets:
 Loan loss reserves .........   $  710,388   $  687,447   $  746,960
 Equity securities ..........         --         16,580      236,980
 Investment securities ......    7,264,963      176,544         --
 Pension plan ...............      150,959      184,724      199,753
 Real estate owned ..........        2,415       10,597       10,597
 Cash basis accounting ......         --         29,336         --
 Other ......................      180,552      143,413      163,554
                                ----------   ----------   ----------
                                 8,309,277    1,248,641    1,357,844
Deferred tax liabilities:
 Fixed assets ...............      198,187      249,462      252,384
 Cash basis accounting ......      199,380         --         22,384
 Mortgage servicing rights ..      454,105      449,863      267,941
 Investment securities ......         --           --        267,301
                                ----------   ----------   ----------
                                   851,672      699,325      809,638
Net deferred tax asset before
  valuation allowance .......    7,457,605      549,316      548,206
Valuation allowance .........         --         16,580      236,980
                                ----------   ----------   ----------
Net deferred tax asset ......   $7,457,605   $  532,736   $  311,226
                                ==========   ==========   ==========

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997


Note Q-OTHER EXPENSES
    Amounts included in other expenses are as follows for the years ended December 31, 1999, 1998 and 1997:

                                               1999         1998         1997
Advertising............................    $  457,582   $  378,478   $  302,031
Data processing ........................      462,833      462,951      467,963
FDIC assessment ........................      219,108      185,875      171,218
Postage ................................      265,301      270,842      276,092
Professional fees ......................      823,286      702,627      601,638
Stationery and supplies ................      360,586      421,189      368,439
Taxes other than on income .............      455,704      276,826      375,516
Other (each less than
     1% of income) .....................    2,093,384    2,592,247    2,238,853
                                           ----------   ----------   ----------
                                           $5,137,784   $5,291,035   $4,801,750
                                           ==========   ==========   ==========



Note R-PENSION PLAN AND PROFIT SHARING 401(K) SAVINGS PLAN
    Effective January 1, 1989, the Company established the American Bancorporation Pension Plan (the "Plan"). This non-contributory defined benefit plan covers certain employees of the Company and its banking and non-banking subsidiaries. Benefits are based on employees' years of service and compensation. The following table sets forth the changes in the Plan's benefit obligation and Plan assets for the year ended December 31, 1999 and 1998:

                                              1999            1998
Change in benefit obligation:
Benefit obligation at beginning of year   $ 1,048,250    $   917,286
Interest cost .........................        56,578         57,651
Actuarial loss (gain) .................      (125,273)       144,088
Benefits paid .........................       (53,880)       (70,775)
                                          -----------    -----------
Benefit obligation at end of year .....   $   925,675    $ 1,048,250
                                          ===========    ===========

Changes in plan assets:
Plan assets at beginning of year.......   $   733,512    $   744,832
Actual return on plan assets ..........        10,560         37,540
Employer contributions ................        49,479         22,005
Benefits paid .........................       (53,880)       (70,775)
                                            ---------      ---------
Plan assets at end of year ............   $   739,671    $   733,512
                                            =========      =========

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997


    As of December 31, 1999 and 1998, the Company's accrued pension costs were $397,000 and $461,000, respectively. Net periodic pension cost for the years ended December 31, 1999, 1998 and 1997 were insignificant.

    The discount rate used in determining the projected benefit obligation in 1999, 1998 and 1997 was 6.50%, 5.50% and 6.50%, respectively. The expected long-term rate of return on plan assets was 6.50%, 6.50% and 7.00% for the years ending in 1999, 1998 and 1997, respectively.

    In 1993, due to the continuation of a claim discussed below, the Company notified the Plan participants that the planned termination of the Plan was rescinded; however, an amendment to freeze all benefit accruals and fully vest all participants in the benefits accrued to them as of December 31, 1992 remains in effect at December 31, 1999 due to an additional claim made against the Plan during 1996.

    A claim was made against the Plan during 1992 by a former employee (the "Claimant"), alleging additional benefits due him under the Plan and litigation between the parties ensued. Prior to the Court's final ruling, all parties agreed as to the method of computing the benefit due the claimant. The Court found that the computation was made pursuant to the pertinent Plan provisions and approved a joint motion by the parties to dismiss the action. As a result, the Plan Administrator disbursed $141,135 to the Claimant during 1995 to settle the claim and approximately $215,000 in 1996 to other affected Plan participants as determined based on the application of the Court's final ruling. No amount of the disbursements were recognized in the 1996 or 1995 statement of operations as the Company recorded a reserve in 1994 to recognize the liability for additional benefits due to Plan participants as determined based on the application of the Court's decision regarding the method of computing benefits to affected Plan participants. Management believes appropriate liabilities have been established to recognize the application of the Court's decision and expects to incur no further expense for this situation.

    An additional claim was made against the Plan during 1996 by former employees alleging further additional benefits due them under the Plan. The Administrator of the Plan denied the claim and the claimants' subsequent appeal and believes the former employees have no further rights to appeal the denial of the claim. The Company does not expect that any additional provision need be made in the consolidated financial statements for this matter.

    The Company sponsors a profit sharing 401(k) savings plan to which eligible employees are permitted to contribute up to fifteen percent of their salary to the plan each year. The plan provides for matching contributions of the Company equal to 50% of employee contributions up to the first 6% of compensation. The Company may, at its discretion, make profit sharing contributions to the plan. Plan participants are fully and immediately vested in Company matching contributions and fully vested in Company profit sharing contributions after 5 years of service. Company matching contributions for the years ended December 31, 1999, 1998 and 1997 amounted to $88,000, $84,000 and $76,000, respectively.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997


Note S - REGULATORY CAPITAL REQUIREMENTS
    The Company and WNB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the entities must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The entities' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    Tier I and Total  capital are  expressed  as a percentage  of  risk-adjusted assets which include various credit risk-weighted percentages of on-balance sheet exposures. The Leverage capital ratio evaluates capital adequacy on the basis of the ratio of Tier I capital to quarterly average total assets as reported on the Company's regulatory financial statements, net of the loan loss reserve, goodwill and certain other intangibles. To be categorized well-capitalized, the Company's banking subsidiary must maintain minimum Tier I, Total and Leverage capital ratios of 6%, 10% and 5%, respectively. At December 31, 1999, the Company and its subsidiary bank, WNB, exceeded the regulatory minimums and met the regulatory definition of well capitalized.

    The following table summarizes the Company's and WNB's actual consolidated capital amounts and ratios as of December 31, 1999 and 1998.


                                                                    Company                     WNB
                                                                                December 31,
                                                                 1999        1998        1999        1998
Tier I Capital.........................                        $ 51,365    $ 47,179    $ 48,397    $ 39,888
Total Qualifying Capital...............                        $ 54,445    $ 50,737    $ 51,477    $ 43,000
Risk-Adjusted Assets...................                        $381,874    $303,127    $377,566    $299,420
                                      Regulatory Requirements
                                                    Well-
                                        Minimum   Capitalized
 Capital Ratios
     Tier I Capital Ratio..............   4.00%      6.00%        13.45%      15.56%      12.82%      13.99%
     Total Capital Ratio...............   8.00      10.00         14.26       16.74       13.63       15.03
     Leverage Capital Ratio............   3.00       5.00          7.34        7.99        6.80        7.36


Note T - CONTINGENT LIABILITIES
    The Company and its subsidiaries, in the normal course of business, are subject, from time to time to various asserted and unasserted claims. Management believes that the aggregate liability, if any, resulting from such pending and threatened actions and proceedings will not have a material adverse effect on the Company's financial statements.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997

Note U-PARENT COMPANY CONDENSED FINANCIAL INFORMATION

AMERICAN BANCORPORATION (Parent Company Only)
BALANCE SHEET

December 31, 1999 and 1998                         1999         1998
ASSETS
Cash and short-term investments ............   $   516,965   $ 3,800,777
Due from subsidiaries ......................        28,921         6,720
 Investment in subsidiaries
 Banking ...................................    37,899,664    43,413,518
 Non-banking ...............................     1,238,246     1,334,430
                                               -----------   -----------
                                                39,137,910    44,747,948
Premises and equipment - net ...............        21,829        17,906
Other assets ...............................     1,775,404     1,584,462
                                               -----------   -----------
  Total Assets .............................   $41,481,029   $50,157,813
                                               ===========   ===========
LIABILITIES
 Due to subsidiaries .......................   $    41,887   $    41,887
 Other liabilities .........................       610,181     1,018,433
 Notes payable .............................    12,650,000    12,650,000
                                               -----------   -----------
   Total Liabilities .......................    13,302,068    13,710,320
STOCKHOLDERS' EQUITY .......................    28,178,961    36,447,493
                                               -----------   -----------
  Total Liabilities and Stockholders' Equity   $41,481,029   $50,157,813
                                               ===========   ===========



STATEMENT OF INCOME (Parent Company Only) Years ended December 31, 1999, 1998 and 1997
                                                1999         1998         1997

INCOME
 Dividends from banking subsidiaries ...   $         -    $       -   $       -
 Dividends from non-banking subsidiaries             -            -     100,000
 Reimbursement from subsidiaries .......       625,000      355,000     355,000
 Interest income .......................        92,985      233,730      16,747
 Other income ..........................           412          374         521
                                           -----------    ---------    --------
   Total income ........................       718,397      589,104     472,268
EXPENSE
Interest expense .......................     1,100,825      809,260      84,842
Other expenses .........................       970,077      909,846     801,955
                                           -----------    ---------    --------
   Total expense .......................     2,070,902    1,719,106     886,797
                                           -----------    ---------    --------
                                            (1,352,505)  (1,130,002)   (414,529)
 Credit for income taxes ...............      (526,588)    (689,911)   (156,442)
                                           -----------    ---------    --------
                                              (825,917)    (440,091)   (258,087)
  Equity in undistributed net income
        of subsidiaries ................     6,179,736    5,641,973   4,766,894
                                           -----------    ---------   ---------
NET INCOME .............................   $ 5,353,819   $5,201,882  $4,508,807
                                           ===========   ==========  ==========

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997


STATEMENT OF CASH FLOWS (Parent Company Only)
Years ended December 31, 1999, 1998 and 1997                  1999            1998           1997

  Operating Activities:
   Net income ........................................   $  5,353,819    $  5,201,882    $  4,508,807
  Adjustments to reconcile net income to
     net cash from operating activities:
    Depreciation and amortization ....................         51,603          50,206          50,503
    Equity in undistributed net income of subsidiaries     (6,179,736)     (5,641,973)     (4,766,894)
    Net (increase) decrease in due from subsidiaries .        (22,201)         (3,989)         68,064
    Net change in other assets and other liabilities .       (599,196)     (1,224,221)        (32,881)
                                                         ------------    ------------    ------------
        Net cash used by operating activities ........     (6,749,530)     (1,618,095)       (172,401)
  Investing Activities:
    Purchase of premises and equipment ...............        (10,297)         (9,885)         (1,069)
    Net change in investment in subsidiaries .........           --        (4,200,000)           --
                                                         ------------    ------------    ------------
        Net cash used by investing activities ........        (10,297)     (4,209,885)         (1,069)
 Financing Activities:
    Cash dividends paid ..............................     (1,877,804)     (1,658,727)     (1,564,837)
    Net increase in notes payable ....................           --        11,250,950         499,050
                                                         ------------    ------------    ------------
        Net cash provided by (applied to)
           financing activities ......................     (1,877,804)      9,592,223      (1,065,787)
                                                         ------------    ------------    ------------
  Net increase (decrease) in
     Cash and Cash Equivalents .......................     (3,283,812)      3,764,243      (1,239,257)

  Cash and Cash Equivalents Beginning Balance ........      3,800,777          36,534       1,275,791
                                                         ------------    ------------    ------------
  Cash and Cash Equivalents Ending Balance ...........   $    516,965    $  3,800,777    $     36,534
                                                         ============    ============    ============

Cash paid during the year for:
   Interest ..........................................   $  1,075,250    $    719,656    $     84,842

<F1>
The Parent Company paid no income taxes during 1999, 1998 or 1997.


Note V - SEGMENT REPORTING
        In 1998 the Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", which requires disclosures about reportable segments of an enterprise. The determination of these segments is based upon the manner in which the decision makers of an enterprise evaluates its financial information.

        American Bancorporation, through its wholly owned subsidiaries Wheeling national Bank, American Bancdata Corporation, American Mortgages, Inc. and American Bancorporation Capital Trust I, performs traditional banking services. These financial services include making loans to individuals and businesses, offering an array of deposit products and investment in marketable securities. The retail network of offices is located throughout the northern panhandle of West Virginia, central and eastern Ohio, and southwestern Pennsylvania. These market areas all possess similar characteristics. The operating results of the Company as a single entity are used by management in making operating decisions. Therefore, the consolidated financial statements, as presented, represent the results of a single financial services segment.

NOTES TO CONSOLIDATED                   American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1999, 1998 and 1997



Note W-SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarters Ended                          (In thousands, except per share)

                                 Mar 31  June 30   Sept 30    Dec 31     Year

1999
Interest income.............    $10,911   $11,615   $12,339   $12,753   $47,618
Interest expense ...........      6,608     6,962     7,582     8,019    29,171
                                -------   -------   -------   -------   -------
 Net interest income ........     4,303     4,653     4,757     4,734    18,447
Provision for loan losses ...        75        75       120       150       420
                                -------   -------   -------   -------   -------
 Net interest income after
  provision for loan losses .     4,228     4,578     4,637     4,584    18,027
Other operating income ......     1,000       958       818       728     3,504
Other operating expense .....     3,642     3,800     3,712     3,496    14,650
                                -------   -------   -------   -------   -------
 Income before income taxes .     1,586     1,736     1,743     1,816     6,881
  Provision for income taxes        301       389       392       445     1,527
                                -------   -------   -------   -------   -------
   Net income................   $ 1,285   $ 1,347   $ 1,351   $ 1,371   $ 5,354
                                =======   =======   =======   =======   =======

    Basic earnings per share....$  0.41  $   0.43   $  0.43   $  0.44   $  1.71


1998
Interest income ............... $ 9,328   $ 9,974   $10,362   $10,637   $40,301
Interest expense ..............   5,064     5,764     6,234     6,378    23,440
                                -------   -------   -------   -------   -------
 Net interest income ..........   4,264     4,210     4,128     4,259    16,861
Provision for loan losses .....      60        60        60        60       240
                                -------   -------   -------   -------   -------
 Net interest income after
  provision for loan losses ...   4,204     4,150     4,068     4,199    16,621
Other operating income ........     996     1,195     1,395     1,108     4,694
Other operating expense .......   3,392     3,587     3,649     3,715    14,343
                                -------   -------   -------   -------   -------
 Income before income taxes ...   1,808     1,758     1,814     1,592     6,972
  Provision for income taxes ..     554       471       499       246     1,770
                                -------   -------   -------   -------   -------
   Net income ................. $ 1,254   $ 1,287   $ 1,315   $ 1,346   $ 5,202
                                =======   =======   =======   =======   =======

    Basic earnings per share .. $  0.40   $  0.41   $  0.42   $  0.43   $  1.66

KPMG

 One Mellon Bank Center                                  Telephone 412 391 9710
 Pittsburgh, PA 15219                                        Fax 412 391 8963


                          Independent Auditors' Report

To the Board of Directors and Shareholders of American Bancorporation:

We have audited the accompanying consolidated balance sheets of American Bancorporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Bancorporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.





Pittsburgh, Pennsylvania
March 24, 2000

| KPMG LLP.  KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association

American Bancorporation and Subsidiaries Five Year Selected Financial Data ($ in thousands, except per share data)

Consolidated Statement of Income

For the years ended                              1999        1998         1997       1996        1995

Interest income
 Interest and fees on loans ................   $ 28,502    $ 25,759    $ 24,891    $ 22,500    $ 21,929
 Interest on securities ....................     18,751      13,786      10,300       6,967       4,197
 Interest on other short-term investments ..        365         756         348         418         370
                                               --------    --------    --------    --------    --------
                                                 47,618      40,301      35,539      29,885      26,496
 Interest expense
 Interest on deposits and borrowed funds ...     29,171      23,440      18,278      13,802      11,171
                                               --------    --------    --------    --------    --------
     Net interest income ...................     18,447      16,861      17,261      16,083      15,325
Provision for loan losses ..................        420         240        --          --           105
                                               --------    --------    --------    --------    --------
     Net interest income
      after provision for loan losses ......     18,027      16,621      17,261      16,083      15,220
Service charges and other income ...........      3,504       4,694       2,926       2,392       1,680
Other expenses
 Salaries and employee benefits ............      6,920       6,677       5,910       5,590       5,319
 Other operating expenses ..................      7,730       7,666       7,191       7,117       6,771
                                               --------    --------    --------    --------    --------
                                                 14,650      14,343      13,101      12,707      12,090
                                               --------    --------    --------    --------    --------
Income before income taxes .................      6,881       6,972       7,086       5,768       4,810
 Provision for income taxes ................      1,527       1,770       2,577       2,102       1,758
                                               --------    --------    --------    --------    --------
Net income .................................   $  5,354    $  5,202    $  4,509    $  3,666    $  3,052
                                               ========    ========    ========    ========    ========
Per common share*:
     Basic earnings per share ..............   $   1.71    $   1.66    $   1.44    $   1.17    $   0.98
     Dividends .............................   $   0.60    $  0.555    $   0.50    $   0.45    $   0.35
Average common shares outstanding (000's) ..      3,130       3,130       3,130       3,130       3,130
Consolidated Balance Sheet Data
Balance at year end
 Total Assets ..............................   $711,291    $611,405    $484,606    $461,632    $353,995
 Earning Assets ............................    674,338     582,196     458,282     432,793     330,136
 Loans .....................................    371,223     300,622     286,691     271,450     250,372
 Deposits ..................................    449,277     431,240     355,734     319,811     292,665
 Borrowed funds ............................    214,593     123,891      87,574     104,096      27,523
 Notes payable and other long-term debt ....     12,650      12,661       1,425         938       1,047
 Stockholders' equity ......................     28,179      36,447      33,694      30,423      28,012
Average Balances for years ended
 Total Assets ..............................    680,254     550,452     468,163     400,866     348,655
 Earning Assets ............................    646,685     521,241     439,549     373,874     323,750
 Loans .....................................    336,518     292,662     281,738     254,397     243,043
 Deposits ..................................    435,265     404,906     337,684     310,746     293,415
 Borrowed funds ............................    192,909      92,786      90,676      54,644      21,736
 Notes payable and other long-term debt ....     12,654       9,988       1,055       1,033       1,091
 Stockholders' equity ......................     33,076      35,544      31,866      29,045      27,248
Consolidated Financial Ratios (as a Percent)
 Net income to average assets ..............       0.79%       0.95%       0.96%       0.91%       0.88%

 Net income to average equity ..............      16.19       14.64       14.15       12.62       11.20
 Dividends to net income ...................      35.07       33.39       34.71       38.42       35.89
 Average equity to average assets ..........       4.86        6.46        6.81        7.25        7.82
 Average debt to average equity ............      38.26       28.10        3.31        3.56        4.00

<F1>
*(Per share data has been retroactively restated for the adoption of SFAS
 No. 128 and a two for one stock split which became effective October 23, 1997.)



Average Balances, Income and Expense, Yields and Rates


($ in thousands)                                    1999                      1998                   1997

                                         Average Revenue/ Yield/    Average  Revenue/  Yield/   Average   Revenue/    Yield/
                                         Balance  Expense  Rate     Balance   Expense   Rate     Balance   Expense     Rate
INTEREST EARNING ASSETS

 Loans
  Commercial........................... $135,013  $ 11,792  8.73%   $100,415  $ 9,219   9.18%   $  91,729   $  8,560    9.33%
  Real estate..........................  145,892    11,527  7.90     142,272   11,767   8.27      141,642     11,495    8.12
  Installment-net......................   55,613     4,619  8.31      49,975    4,231   8.47       48,367      4,259    8.81
  Fees.................................        -       564     -           -      542      -            -        577       -

   Total loans.........................  336,518    28,502  8.47     292,662   25,759   8.80      281,738     24,891    8.83
Investment securities
  Taxable..............................  248,665    15,980  6.43     209,153   13,388   6.40      153,658     10,210    6.64
  Tax-exempt...........................   54,944     2,771  5.04       8,968      398   4.44        1,083         90    8.35

   Total investment securities.........  303,609    18,751  6.18     218,121   13,786   6.32      154,741     10,300    6.66
 Other short-term investments..........    6,558       365  5.57      10,458      756   7.23        3,070        348   11.33

   Total earning assets................  646,685    47,618  7.36     521,241   40,301   7.73      439,549     35,539    8.09
Non-interest Earning Assets
 Cash and due from banks...............   11,518                      12,297                       11,164
 Premises and equipment - net..........    9,765                       9,856                       10,053
Other assets...........................   12,286                       7,058                        7,397
                                          33,569                      29,211                       28,614

   TOTAL ASSETS........................ $680,254                    $550,452                     $468,163
                                        ========                    ========                     ========
INTEREST BEARING LIABILITIES
  Deposits
   NOW, Savings and MMDA............... $126,694  $  3,206  2.53%    $119,373 $ 3,194   2.68%    $123,879   $  3,315   2.68%
   Time................................  270,117    14,694  5.44      250,623  14,387   5.74      180,561      9,869   5.47

     Total deposits....................  396,811    17,900  4.51      369,996  17,581   4.75      304,440     13,184   4.33
 Borrowed funds........................  192,909    10,170  5.27       92,786   5,047   5.44       90,676      5,006   5.52
 Notes payable and
    other long-term debt ..............   12,654     1,101  8.70        9,988     812   8.13        1,055         88   8.30

   Total interest
    bearing liabilities................  602,373    29,171  4.84      472,770  23,440   4.96      396,171     18,278   4.62
Non-interest bearing
   Demand non-interest bearing.........   38,454                       34,910                      33,244
   Other liabilities...................    6,351                        7,228                       6,882

                                          44,805                       42,138                      40,126
 Stockholders' Equity..................   33,076                       35,544                      31,866

    TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY............. $680,254                     $550,452                    $468,163
                                        ========                     ========                    ========
     Net interest income...............            $18,447                    $16,861                        $17,262
                                                   =======                    =======                        =======

      Interest rate spread.............                    2.52%                        2.77%                          3.47%
                                                           ====                          ====                          ====

MARGIN ANALYSIS
 (as a % of Earning Assets)
 Interest income.......................                    7.36%                         7.73%                         8.09%
 Interest expense......................                    4.51                          4.50                          4.16

 Net interest income...................                    2.85%                         3.23%                         3.93%
                                                           ====                          ====                         =====

<F1>
Averages stated are month end average balances. Installment loans are stated net of unearned income. Average loans include nonaccrual loans. Yields do not reflect tax equivalent adjustments.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
December 31, 1999, 1998 and 1997


Introduction
    The discussion and analysis, when read in conjunction with the consolidated financial statements and accompanying notes, is designed to provide information relevant to an assessment of financial performance and management's perception of significant events.

    When used in filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

Summary
    American Bancorporation recognized net income of $5,354,000 or $1.71 basic earnings per share, in 1999, compared to net income of $5,202,000 or $1.66 basic earnings per share, in 1998. The 2.9% increase in net income was primarily the result of an increase in net interest income and a decrease in income taxes which were partially offset by a decrease in other income and increases in other expenses and provision for loan losses. Net income for the year ended December 31, 1997 totalled $4,509,000 or $1.44 basic earnings per share. Return on average assets and return on average equity were 0.79% and 16.19%, respectively, for the year ended December 31, 1999 compared to 0.95% and 14.64%, respectively, for the year ended December 31, 1998 and 0.96% and 14.15%, respectively, for the year ended December 31, 1997.

    Total  assets  at  December  31,  1999   increased  to   $711,291,000   from
$611,405,000 at December 31, 1998, an increase of 16.3%. Loans increased to $371,223,000 at December 31, 1999 from $300,622,000 at December 31, 1998, an increase of 23.5%. Deposits increased to $449,277,000 at December 31, 1999 from $431,240,000 at December 31, 1998, an increase of 4.2%. Total stockholders' equity was $28,179,000 at December 31, 1999 compared $36,447,000 at December 31, 1998, a decrease of 22.7%.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1999, 1998 and 1997


                              RESULTS OF OPERATIONS

    The discussion and analysis of the results of operations is focused on the three years ended December 31, 1999 and uses a format of consecutive year comparisons. Volume and rate variances contributing to change in net interest income are analyzed using adjusted month end average balances. Tax equivalency is not imputed in the calculation of yields.


($ in thousands)
 Years ended December 31                                                                   Change
                                              1999      1998      1997         1999 - 1998        1998 - 1997

                                                                            Amount     %        Amount      %
Interest income.......................... $  47,618   $ 40,301  $ 35,539   $  7,317   18.16%   $ 4,762    13.40%
Interest expense.........................    29,171     23,440    18,278      5,731   24.45      5,162    28.24
Net interest income......................    18,447     16,861    17,261      1,586    9.41       (400)   (2.32)
Provision for loan losses................       420        240         -        180   75.00        240   100.00

 Net interest income after
  provision for loan losses..............    18,027     16,621    17,261      1,406    8.46       (640)   (3.71)
Other operating income...................     3,504      4,694     2,926     (1,190) (25.35)     1,768    60.42
Other operating expense..................    14,650     14,343    13,101        307    2.14      1,242     9.48

 Income before income taxes..............$    6,881   $  6,972  $  7,086   $    (91)  (1.31)%  $  (114)   (1.61)%
Average Balance
 Earning Assets..........................  $646,685   $521,241  $439,549   $125,444   24.07%   $81,692    18.59%
 Interest Bearing Liabilities............   602,373    472,770   396,171    129,603   27.41     76,599    19.33

Yield/Rate
 Earning Assets..........................      7.36%      7.73%     8.09%
 Interest Bearing Liabilities............      4.84       4.96      4.62
 Interest Rate Spread....................      2.52       2.77      3.47
 Net Interest Margin.....................      2.85       3.23      3.93

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1999, 1998 and 1997


VOLUME AND RATE VARIANCES
                                       1999 vs 1998                     1998 vs 1997
                                 Increase/(decrease) due to       Increase/(decrease) due to
($ in thousands)                Volume      Rate        Net      Volume      Rate       Net
Interest Income
 Loans ......................   $ 3,744    $(1,001)   $ 2,743    $   962    $   (93)   $   869
 Investment securities
  Taxable ...................     2,539         53      2,592      3,564       (387)     3,177
  Tax-exempt ................     2,312         61      2,373        369        (61)       308
 Other short-term investments      (242)      (148)      (390)       574       (166)       408
                                -------    -------    -------    -------    -------    -------
   Total interest income ....     8,353     (1,035)     7,318      5,469       (707)     4,762

Interest Expense
  NOW, Savings and MMDA .....       190       (178)        12       (121)      --         (121)
  Time ......................     1,084       (777)       307      4,000        518      4,518
  Short-term borrowings .....     5,283       (160)     5,123        115        (74)        41
  Long-term debt ............       229         61        290        726         (2)       724
                                           -------    -------    -------    -------    -------
   Total interest expense ...     6,786     (1,054)     5,732      4,720        442      5,162
                                -------    -------    -------    -------    -------    -------

  Net Interest Income .......   $1,567    $     19    $ 1,586    $   749    $(1,149)   $  (400)
                                =======    =======    =======    =======    =======    =======

<F1>
  The rate-volume variance has been allocated in proportion to the absolute value attributed to each change.

                          Year ended December 31, 1999
                    Compared to Year Ended December 31, 1998

    Net Income. Net income for the year ended December 31, 1999 amounted to $5,354,000 or $1.71 basic earnings per share, compared to net income of $5,202,000 or $1.66 basic earnings per share for the year ended December 31, 1998. The increase was primarily the result of an increase in net interest income and a decrease in income taxes which were partially offset by a decrease in other income and increases in other expenses and provision for loan losses.

    Net Interest Income. Net interest income represents the amount by which interest income on interest-earning assets, including investment securities and loans, exceeds interest paid on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of interest earning assets and liabilities, combine to affect net interest income.

    Net  interest  income  before  provision  for loan losses for the year ended
December 31, 1999  amounted to  $18,447,000,  an increase of $1,586,000 or 9.4%, compared to the year ended December 31, 1998. The increase resulted primarily from a $125,444,000 or 24.1% increase in average interest earning assets, which was partially offset by a 38 basis point decrease in the Company's net interest margin.

    Total interest income for the year ended December 31, 1999 amounted to $47,618,000, an increase of $7,318,000 or 18.2%, compared to the year ended December 31, 1998. The increase resulted primarily from the increase in the average interest earning assets which was partially offset by a 37 basis point decrease in the average yield on earning assets. Average

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1999, 1998 and 1997

loans outstanding increased $43,856,000 or 15.0% with average commercial loans increasing $34,598,000 or 34.5%, average consumer installment loans increased $5,638,000 or 11.3% and average real estate loans increased $3,620,000 or 2.5%,, primarily due to increased demand. The average yield on loans decreased from 8.80% in 1998 to 8.47% in 1999. Average investment securities and other short-term investments outstanding increased $81,588,000 or 35.7% and the average yield decreased from 6.36% in 1998 to 6.17% in 1999. The increase in investment securities is primarily due to growth strategies utilizing increases in both FHLB advances and time deposits. These strategies leveraged the Company's capital thereby enhancing its return on equity and earnings.

    Total interest expense for the year ended December 31, 1999 amounted to $29,171,000, an increase of $5,731,000 or 24.5%, compared to the year ended December 31, 1998. The increase resulted primarily from a $129,603,000 or 27.4% increase in average interest bearing liabilities which was partially offset by a 12 basis point decrease in interest rates paid on such liabilities. Average NOW, money market and savings accounts increased $7,321,000 or 6.1%. Average time deposits increased $19,494,000 or 7.8%. Average non-interest bearing accounts increased $3,544,000 or 10.2% and represented 8.8% of average total deposits for the year ended December 31, 1999. Average borrowed funds, primarily FHLB advances, increased $100,123,000 or 107.9%. The average rate paid on borrowed funds decreased from 5.44% in 1998 to 5.27% in 1999.

    Provision for Loan Losses. The loan loss provision for the year ended December 31, 1999 was $420,000, compared to $240,000 for the year ended December 31, 1998. Net loans charged-off totalled $382,000 in 1999, compared to net loans charged-off of $482,000 in 1998.

    Other Income. Other income for the year ended December 31, 1999 amounted to $3,504,000, a decrease of $1,190,000 or 25.4%, compared to the year ended December 31, 1998. Net gains on sale of loans totalled $1,525,000 for the year ended December 31, 1999, compared to net gains of $2,179,000 for the year ended December 31, 1998, including a $297,000 gain on sale of the Company's credit card portfolio. The remainder of net gains on sale of loans is primarily the result of sales of residential mortgages loans generated for sale to secondary markets. Net gains on sale of investment securities totalled $343,000 in 1999, compared to $947,000 in 1998.

    Other Expense. Total other expense for the year ended December 31, 1999 amounted to $14,650,000, an increase of $307,000 or 2.1%, compared to the year ended December 31, 1998. Salaries and employee benefits increased $243,000 or 3.6%. Occupancy and equipment expense decreased $217,000 or 9.2%. Other (miscellaneous) expense decreased $153,000 or 2.9%.

    Provision for Income Taxes. The provision for income taxes for the year ended December 31, 1999 was $1,527,000, compared to $1,770,000 for the year ended 1998. The decrease is primarily the result of additional tax-exempt income in 1999.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1999, 1998 and 1997



                          Year ended December 31, 1998
                    Compared to Year Ended December 31, 1997

    Net Income. Net income for the year ended December 31, 1998 amounted to $5,202,000 or $1.66 basic earnings per share, compared to net income of $4,509,000 or $1.44 basic earnings per share for the year ended December 31, 1997. The increase was primarily the result of an increase in other income which was partially offset by a decrease in net interest income and increases in other expenses and provision for loan losses.

    Net Interest Income. Net interest income represents the amount by which interest income on interest-earning assets, including investment securities and loans, exceeds interest paid on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of interest earning assets and liabilities, combine to affect net interest income.

    Net interest income before provision for loan losses for the year ended December 31, 1998 amounted to $16,861,000, a decrease of $401,000 or 2.3%, compared to the year ended December 31, 1997. The decrease resulted primarily from a 70 basis point decrease in the Company's margin, which was partially offset by a $81,692,000 or 18.6% increase in average interest earning assets.

    Total interest income for the year ended December 31, 1998 amounted to $40,301,000, an increase of $4,762,000 or 13.4%, compared to the year ended December 31, 1997. The increase resulted primarily from the increase in the average interest earning assets which was partially offset by a 36 basis point decrease in the average yield on earning assets. Average loans outstanding increased $10,924,000 or 3.9% with average commercial loans increasing $8,686,000 or 9.5%, average real estate loans increased $630,000 or 0.4%, and average consumer installment loans increased $1,608,000 or 3.3%, primarily due to increased demand. The average yield on loans decreased from 8.83% in 1997 to 8.80% in 1998. Average investment securities and other short-term investments outstanding increased $70,768,000 or 44.8% and the average yield decreased from 6.75% in 1997 to 6.36% in 1998. The increase in investment securities is primarily due to growth strategies utilizing increases in both FHLB advances and time deposits. These strategies leveraged the Company's capital thereby enhancing its return on equity and earnings.

    Total interest expense for the year ended December 31, 1998 amounted to $23,440,000, an increase of $5,162,000 or 28.2%, compared to the year ended December 31, 1997. The increase resulted primarily from a $76,599,000 or 19.3% increase in average interest bearing liabilities and a 34 basis point increase in interest rates paid on such liabilities. Average NOW, money market and savings accounts decreased $4,506,000 or 3.6%. Average time deposits increased $70,062,000 or 38.8%, primarily the result of increased marketing efforts. Average non-interest bearing accounts increased $1,666,000 or 5.0% and represented 8.6% of average total deposits for the year ended December 31, 1998. Average short-term borrowings increased $2,110,000 or 2.3%. The average rate paid on short-term borrowings decreased from 5.52% in 1997 to 5.44% in 1998.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1999, 1998 and 1997


    Provision for Loan Losses. The loan loss provision for the year ended December 31, 1998 was $240,000. There was no loan loss provision for the year ended December 31, 1997. Net loans charged-off totalled $482,000 in 1998, compared to net loans charged-off of $279,000 in 1997.

    Other Income. Other income for the year ended December 31, 1998 amounted to $4,694,000, an increase of $1,769,000 or 60.4%, compared to the year ended December 31, 1997. Net gains on sale of loans totalled $2,179,000 for the year ended December 31, 1998, including a $297,000 gain on the sale of the Company's credit card portfolio, compared to net gains of $1,303,000 for the year ended December 31, 1997. The remainder of the increase is primarily the result of increased residential mortgages loans generated for sale to secondary markets. Net gains on sale of investment securities totalled $947,000 in 1998, compared to $34,000 in 1997.

    Other Expense. Total other expense for the year ended December 31, 1998 amounted to $14,343,000, an increase of $1,242,000 or 9.5%, compared to the year ended December 31, 1997. Salaries and employee benefits increased $767,000 or 13.0%. Occupancy and equipment expense decreased $15,000 or 0.6%. Other (miscellaneous) expense increased $489,000 or 10.2%.

    Provision for Income Taxes. The provision for income taxes for the year ended December 31, 1998 was $1,770,000, compared to $2,577,000 for the year ended 1997.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1999, 1998 and 1997

FINANCIAL CONDITION

Loans
    The Company's primary earning assets are loans, representing 52.2% of the total assets at December 31, 1999. Loans outstanding were $371,223,000 at December 31, 1999, an increase of $70,601,000 or 23.5% between 1998 and 1999.
The increase was primarily due to improved demand in the commercial lending segment of the portfolio. At December 31, 1999 there were no concentrations of loans in any particular industry or in a group of related industries exceeding 10% of total loans. The table below sets forth loans by category at December 31, 1995 through 1999.


TYPES OF LOANS
($ in thousands)                              1999       1998        1997      1996      1995
Commercial...............................  $ 142,257    $112,563   $ 92,295  $ 82,792  $ 63,082
Real estate construction.................      5,445       1,060      1,024     1,816     1,869
Real estate mortgage.....................    158,128     138,050    144,179   136,488   128,709
Installment..............................     65,393      48,949     49,193    50,353    56,712
                                           ---------    --------   --------  --------  --------
                                            $371,223    $300,622   $286,691  $271,449  $250,372
                                            ========    ========   ========  ========  ========


     It is the policy of the Company to review each prospective credit in order to determine an adequate level of security or collateral to obtain prior to making the loan. The type of collateral will vary and ranges from liquid assets to real estate. Commercial business loans are made based on the financial ability of the borrower to repay the obligation and the appraised value of assets used as collateral. Real estate construction loans are made with loan-to-value ratios generally below 75%. Real estate mortgage loans are made with loan-to-value ratios generally below 80% of the appraised value. The real estate is appraised at the time the loan is originated and is reappraised if the loan is placed on a classified status. All consumer installment loan requests are evaluated to determine the prospective borrowers ability and willingness to repay the obligation and their stability as a borrower. Ability to repay is determined by comparing an applicant's monthly debt payment including the proposed loan payment with net monthly income. The resulting debt service-to-income ratio generally must be below 40%. In addition, for consumer installment loans which require collateral, the Company will make advances up to 100% of the value on certain types of collateral.

     Scheduled maturity of commercial loans and real estate construction loans is indicated as follows at December 31, 1999:

($ in thousands)                     One Year    One to    Over
                                      or Less Five Years Five Years   Total
Commercial..........................  $27,689   $42,995   $71,573    $142,257
Real estate construction............    2,075     3,370         -       5,445
                                      -------   -------   -------    --------
 Total..............................  $29,764   $46,365   $71,573    $147,702
                                      =======   =======   =======    ========

   For the commercial and real estate construction loans due after one year, $52,038,000 have a predetermined interest rate and $65,900,000 have a floating or adjustable interest rate.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1999, 1998 and 1997



Asset Quality
    Total nonperforming loans were $2,730,000 at December 31, 1999, compared to $2,960,000 at December 31, 1998. Nonaccrual loans decreased by $99,000 while loans 90 days past due decreased $149,000, and restructured loans increased by $18,000. Of the $536,000 total other real estate owned, $78,000 represents former branch office facilities.

    The following presents loans considered nonperforming:

NONPERFORMING ASSETS
($ in thousands)
                                   1999      1998      1997      1996     1995
 Nonperforming loans
 Nonaccrual ...................   $1,248    $1,347    $  815    $  547   $  790
 90 days past due .............    1,122     1,271     1,277       744      609
 Restructured .................      360       342       566       672      666
                                  ------    ------    ------    ------   ------
    Total nonperforming loans .   $2,730    $2,960    $2,658    $1,963   $2,065
Other nonperforming assets
 Other real estate owned ......      536       183       236       607      575
                                  ------    ------    ------    ------   ------
    Total nonperforming assets .  $3,266    $3,143    $2,894    $2,570   $2,640
                                  ======    ======    ======    ======   ======

 Nonperforming loans
      as a percent of loans ....     0.7%      1.0%      0.9%      0.7%     0.8%
 Nonperforming assets
      as a percent of total assets   0.5%      0.5%      0.6%      0.6%     0.7%


     The nonaccrual category represents loans on which interest recognition has been suspended until realized because the borrower's ability to repay principal or interest is in doubt. For loans not primarily secured by real estate or in the process of collection, the Company discontinues accrual when a loan is 90 days past due. Real estate loans are placed on nonaccrual status when, in management's judgement, collection is in doubt or when foreclosure proceedings are initiated, which is generally 180 days past the due date. Although nominally performing, nonaccrual treatment may also be accorded on loans when information becomes available which suggests that more than normal risk of default exists. Restructured loans are loans, the terms of which have been altered, to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. Past due loans are loans contractually past due 90 days or more and are not on nonaccrual status or restructured.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1999, 1998 and 1997

Allowance for Loan Losses

  The Company's loan loss experience for the five years ended December 31, 1999 is summarized as follows:


SUMMARY OF LOAN LOSS EXPERIENCE
($ in thousands)                                1999         1998        1997         1996         1995

Balance at beginning of year ............   $   3,042    $   3,284    $  3,564      $  3,854    $   3,737
 Provision for loan losses ..............         420          240         --            --           105
 Loans charged-off
  Commercial ............................          68          228          26            54           63
  Real estate mortgage ..................         188          183         111            66           21
  Installment ...........................         271          322         441           308          279
                                            ---------    ---------    --------     ---------    ---------
   Total loans charged-off ..............         527          733         578           428          363
 Loans recovered
  Commercial ............................           6          121         162             3          101
  Real estate mortgage ..................          30           19          16            16          108
  Installment ...........................         109          111         120           119          166
                                            ---------    ---------    --------     ---------    ---------
   Total loans recovered ................         145          251         298           138          375
                                            ---------    ---------    --------     ---------    ---------
    Net loans charged-off (recovered) ...         382          482         280           290          (12)
                                            ---------    ---------    ---------    ---------
Balance at end of year ..................   $   3,080    $   3,042    $  3,284     $   3,564    $   3,854
                                            =========    =========    ========     =========    =========

Loans outstanding end of year ...........   $ 371,223    $ 300,622    $ 286,691    $ 271,450    $ 250,372
Average loans for the year ended ........     336,518      292,662      281,738      254,397      243,043
Ratio of net charge-offs to average loans        0.11%        0.16%        0.10%        0.11%        0.00%
Ratio of allowance to loans outstanding .        0.83%        1.01%        1.15%        1.31%        1.54%
Ratio of provision to average loans .....        0.12%        0.08%        0.00%        0.00%        0.04%


    The allowance for loan losses was equal to 0.83% of loans outstanding at year end 1999 and in management's judgment is appropriate to absorb probable loan losses. Based on management's analysis of the allowance for loan losses, the Company increased the allowance with a $420,000 charge to the provision for bad debts in 1999 and a $240,000 charge to the provision for bad debts in 1998. There was no provision made for 1997. While management's on-going analysis includes, among other factors, the financial position of particular borrowers, results of internal loan reviews, past due loans and the Company's historical loss experience, future additions to the allowance may be necessary based on changes in economic conditions. In addition, federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1999, 1998 and 1997

Securities
     The following table summarizes the carrying value and weighted average yield of securities by type and maturity range as of December 31, 1999:


                                                            After             After
                                                           One Year        Five Years
                                         Within           But Within        But Within          After
                                         One Year         Five Years        Ten  Years        Ten Years            Total
                                      Amount  Yield     Amount  Yield    Amount   Yield    Amount    Yield     Amount   Yield

Securities Available for Sale
United States Treasury...............$ 1,000  5.53%   $      -      -%   $      -     -%   $     -       -%   $  1,000   5.57%
United States Federal agencies...          -     -       1,612   6.42      13,751   6.63     9,897    6.66      25,260   6.59
United States agency
   mortgage-backed securities....          -     -       5,591   6.59       6,378   7.10   191,823    6.66     203,792   6.83
States and political subdivisions          -     -         484   5.42          89   6.42    55,523    4.80      56,096   4.80
Other...........................           -     -           -      -           -      -    12,005    6.38      12,005   6.38
  Total Carrying Value..............$ 1,000  5.53%     $ 7,687   6.48%    $20,218  6.78%  $269,248    6.26%   $298,153   6.41%
                                    =======            =======            =======         ========            ========


    The after ten year range of Federal agency obligations represents holdings of certificates of participation in pools of residential mortgages. Principal repayment prior to maturity has not been reflected. The after ten year range of other securities includes securities with no stated maturity. Yields do not reflect tax equivalent adjustments.

Deposits
     Summarized below are average deposit balances by type for the years ended December 31, 1999, 1998 and 1997. Also presented is the maturity distribution of time deposits in excess of $100,000 at each year end.



AVERAGE DEPOSITS                                 1999                         1998                          1997
($ in thousands)                        Amount     %      Rate      Amount      %     Rate       Amount       %    Rate

Demand noninterest bearing..........  $ 38,454    8.8%       -%   $ 34,910     8.6%       -%    $ 33,244     9.8%     -%
Interest bearing deposits
 NOW Accounts......................     23,646    5.4     1.75      26,146     6.5     2.33       26,648     7.9   2.36
 MMDA and savings accounts..........   103,048   23.7     2.71      93,227    23.0     2.77       97,231    28.8   2.76
 Time ..............................   270,117   62.1     5.44     250,623    61.9     5.74      180,561    53.5   5.47
                                      --------  -----              -------   -----              --------   -----
                                       396,811   91.2     4.51     369,996    91.4     4.75      304,440    90.2   4.33
                                     --------- ------             --------  --- --              --------   -----
Total................................ $435,265 100.0%    4.10%    $404,906   100.0%    4.34%    $337,684   100.0%  3.90%
                                      ======== =====              ========   =====              ========   =====



MATURITY OF TIME DEPOSITS OVER $100,000
                          1999      1998       1997
($ in thousands)
Within three months ..   $19,228   $13,785   $13,753
Three to six months ..    17,182    14,282     6,447
Six months to one year    10,529    13,185    11,727
After one year .......    15,512    14,283    12,807
                         -------   -------   -------
 Total ...............   $62,451   $55,535   $44,734
                         =======   =======   =======

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1999, 1998 and 1997


Capital

     Capital resources represent funds obtained externally through issuance of securities and internally through the retention of earnings. Federal regulatory authorities define core ("Tier 1") capital to include common stockholders' equity and non-cumulative perpetual preferred stock, less certain intangible assets. Supplementary ("Tier 2") capital includes core capital, allowance for loan losses, perpetual preferred stock and qualifying notes and debentures. Capital adequacy is determined after consideration of a range of factors including organizational size, asset quality, consistency of earnings, risk diversification, management expertise and internal controls.

     Banking organizations are required to meet capital adequacy guidelines established by federal regulators. The Company and the Bank are subject to a risk-based capital framework and a minimum leverage ratio. Bank regulatory authorities in the United States have issued risk-based capital standards by which all bank holding companies and banks will be evaluated in terms of capital adequacy. These guidelines relate to banking company's capital to the risk profile of its assets. Tier 1 capital includes common stockholder's equity and qualifying perpetual preferred stock together with related surpluses and retained earnings. Tier 2 capital may be comprised of limited life preferred stock, qualifying debt instruments, and the reserves for credit losses. Banking regulators have also issued leverage ratio requirements. The leverage ratio requirement is measured as the ratio of Tier 1 capital to adjusted assets. The percentages established are minimums and most banks are required to maintain ratios at levels 100 to 200 basis points above the minimum and under certain circumstances may be required by federal regulators to maintain ratios at higher levels.

    The following table summarizes the Company's and WNB's actual consolidated capital amounts and ratios as of December 31, 1999 and 1998.

                                                                         Company                  WNB
                                                                                 December 31,
                                                                      1999       1998       1999        1998
Tier I Capital........................                              $ 51,365   $ 47,179   $ 48,397    $ 39,888
Total Qualifying Capital..............                              $ 54,445   $ 50,737   $ 51,477    $ 43,000
Risk-Adjusted Assets..................                              $381,874   $303,127   $377,566    $299,420
                                      Regulatory Requirements
                                                       Well-
                                        Minimum     Capitalized
  Capital Ratios
     Tier I Capital Ratio..............  4.00%         6.00%           13.45%    15.56%      12.82%      13.99%
     Total Capital Ratio...............  8.00         10.00            14.26     16.74       13.63       15.03
     Leverage Capital Ratio............  3.00          5.00             7.34      7.99        6.80        7.36

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1999, 1998 and 1997


Liquidity
       In banking, liquidity refers to the ability of an institution to procure or generate cash in order to fund operations, satisfy commitments, provide credit to customers and withstand contraction of deposits during varying economic conditions without disruption of service capabilities.

    Liquidity depends upon confidence of customers and financial intermediaries and confidence is engendered by financial strength as demonstrated by profitability, asset quality and capitalization. The primary source of funds are deposits and to a lesser extent, amortization and prepayment of outstanding loans, maturing investment securities and advances from the FHLB of Pittsburgh.

    Core deposits, representing the Company's largest, most stable source of funds, totalled $386,827,000 at December 31, 1999, an increase of $11,121,000 or 3.0% as compared to December 31, 1998. At December 31, 1999 core deposits represented 104.2% of loans, compared to 125.0% at December 31, 1998. Such deposits generally represent a more stable alternative to more volatile money market sources such as short-term borrowings and time deposits over $100,000. The Company has no brokered deposits.

    Cash and cash equivalents (cash and due from banks and Federal funds sold), are the Company's most liquid assets. At December 31, 1999, cash and cash equivalents totalled $16,598,000, a decrease of $13,466,000 or 44.8% from December 31, 1998. Additionally, the Company has secondary sources of liquidity in investment securities available for sale totalling $298,153,000 at December 31, 1999, compared to $263,827,000 at December 31, 1998, as well as maturities and repayments of loans.

    The Company utilizes FHLB advances as a low cost funding source for implementing investment security growth strategies. FHLB advances totalled $211,000,000 at December 31, 1999. Management views FHLB advances as a stable secondary funding source.

     Management believes that the Company's liquidity position is sufficient based on its level of cash, cash equivalents, core deposits and the stability of its other funding.

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1999, 1998 and 1997


Asset/Liability Management (Interest Rate Sensitivity)
    The objective of asset/liability management is to insulate an institution's rate spread from changes in interest rates and thus enable the institution to maintain satisfactory levels of net interest income in both rising and falling interest rate environments. In order to meet this objective, the Company actively monitors the maturity or repricing relationship between its interest earning assets and interest bearing liabilities and endeavors to control the difference between such assets and liabilities maturing or repricing.

    The Company uses financial modeling to measure the impact of changes in interest rates on the net interest margin. Modeling techniques are a more relevant method of measuring interest rate risk than the less sophisticated interest rate sensitivity gap table shown on page 46. Assumptions are made regarding loan prepayments and amortization rates of passbook and NOW account withdrawal rates. Because it is difficult to accurately project the market reaction of depositors and borrowers, the effects of actual changes in interest on these assumptions may differ from simulated results.

    The Company has established the following guidelines for assuming interest rate risk:

    Net interest margin simulation. Given a 200 basis point increase or decrease in interest rates, the estimated net interest margin may not change by more than 10% for a one-year period.

    Market value of equity simulation. The market value of the Company's equity is the net present value of the Company's assets and liabilities. Given a 200 basis point increase or decrease in interest rates, equity may not change by more than 30% of total stockholder equity.

    The following table illustrates the simulated analysis of the impact of a 200 basis point upward or downward movement in interest rates on net interest revenue, return on common stockholders' equity and basic earnings per share. The analysis was prepared assuming that interest-earning assets at December 31, 1999 remain constant. The impact of the rate movements was computed by simulating the effect of an immediate and sustained shift in interest rates over a twelve-month period from the December 31, 1999 levels.

Interest rate simulation sensitivity analysis
                        Movements in interest rates from December 31, 1999 rates


  Compared with December 31, 1999:
  Net interest income decrease                    (3.30)%             (2.60)%
  Return on average equity decrease                (130)bp             (100)bp
  Basic earnings per share decrease              $(0.14)             $(0.11)

MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1999, 1998 and 1997


    The difference between rate sensitive assets and rate sensitive liabilities that mature or reprice within a given time period is referred to as the interest rate sensitivity gap. A positive gap exists when rate sensitive assets exceed rate sensitive liabilities. This mismatch generally will enhance earnings in a rising interest rate environment and inhibit earnings when rates decline. Conversely, a negative gap exists when rate sensitive liabilities exceed rate sensitive assets. In this case, a rising interest rate environment generally will inhibit earnings and declining rates generally will enhance earnings. The Company's interest rate sensitivity analysis at December 31, 1999, is presented in the following table. In evaluating the Company's exposure to interest rate risk certain shortcomings inherent in this method of analysis must be considered. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to change in market interest rates. Interest bearing demand deposits and savings deposits are presented as repricing within the earliest period as they are subject to immediate withdrawal and rate change. However, these types of deposits have historically shown relatively stable balances and rates have generally changed in lesser degrees than other interest earning assets and interest bearing liabilities.

        At December 31, 1999, there were no outstanding financial futures, options or interest rate swap agreements.


December 31, 1999                                       Days                                              Total

INTEREST RATE SENSITIVITY                               31         61          91          181   One Year      Over
($ in thousands)                         0 to 30     to 60      to 90      to 180    to 1 year   or Less    One Year     Total
                                       ==========   ======      =====      ======    =========   ========   ========     =====

INTEREST EARNING ASSETS
  Loans..............................  $  53,445   $  1,983   $  7,728    $ 12,365   $  29,763  $ 112,447    $258,776   $371,223
  Investment securities..............          -      1,000          -           -           -      1,000     297,153    298,153
  Other short-term investments.......      4,823          -          -           -           -      4,823           -      4,823

   Total interest earning assets.....     65,431      2,983      7,728      12,365      29,763    118,270     555,929    674,199
INTEREST BEARING LIABILITIES
  Deposits
   Interest bearing demand...........     23,966          -          -           -           -     23,966           -     23,966
   Savings deposits..................    120,977          -          -           -           -    120,977           -    120,977
   Time deposits.....................     25,212     25,644     16,314      53,072      56,491    176,733      89,643    266,376
  Borrowed funds.....................    114,593          -          -           -           -    114,593     100,000    214,593
  Long-term debt.....................          -          -          -           -           -          -      12,650     12,650

Total interest bearing liabilities...    284,748     25,644     16,314      53,072      56,491    436,269     202,293    638,562
  Non Interest Bearing Sources-net...          -          -          -           -           -          -      35,637     35,637

   Total Funding sources.............  $ 284,748  $  25,644   $ 16,314   $  53,072   $  56,491  $ 436,269    $237,930   $674,199

INTEREST SENSITIVITY GAP.............  $(219,317) $ (22,661)  $ (8,586)  $ (40,707)  $(26,728)  $(317,999)   $317,999          -
CUMULATIVE INTEREST
       SENSITIVITY GAP...............  $(219,317) $(241,978)  $(250,564) $(291,271)  $(317,999) $(317,999)   $      -   $      -

GAP/INTEREST EARNING ASSETS..........     (47.86)%    (4.94)%     (1.87)%    (8.88)%     (5.83)%   (69.39)%     69.39%         -
CUMULATIVE GAP/INTEREST
        EARNING ASSETS...............     (47.86)    (52.80)     (54.67)    (63.56)     (69.39)    (69.39)          -          -


MANAGEMENT'S DISCUSSION AND             American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1999, 1998 and 1997


Recently Issued Accounting Standards
    In June 1998, the Financial Accounting Standard Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133
establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. This statement, as amended, is effective January 1, 2001, and need not be applied retroactively to financial statements of prior periods. The statement may be adopted early, as of the beginning of any quarter. The company intends to adopt this statement on January 1, 2001. The company is currently evaluating the impact that this statement will have on its financial position and results of operations, but it is not expected to be material.

Year 2000 Compliance
    Like many financial institutions, the Company relies on computers to conduct business and information systems processing. Industry experts were concerned that on January 1, 2000, some computers might not be able to interpret the new year properly, causing computer malfunctions. Some banking industry experts remain concerned that some computers may not be able to interpret additional dates in the Year 2000 properly. We have operated and evaluated our computer operating systems following January 1, 2000 and have not identified any errors or experienced any computer system malfunctions. We will continue to monitor our information systems to assess whether our systems are at risk of misinterpreting any future dates and will develop appropriate contingency plans to prevent any potential system malfunction or correct any system failures. The Company has not been informed of any such problem experienced by its vendors or its customers, nor by any of the municipal agencies that provide services to the Company.

    Nevertheless, it is too soon to conclude that there will not be any problems arising from the Year 2000 problem, particularly at some of the Company's vendors. The Company will continue to monitor its significant vendors of goods and services with respect to Year 2000 problems they may encounter as those issues affect the Company's ability to continue operations, or might adversely affect the Company's ability to continue operations, or might adversely affect the Company's financial position, results of operations and cash flows. The Company does not believe at this time that these potential problems will materially impact the ability of the Company to continue its operations; however, no assurance can be given that this will be the case.

DIRECTORS

Jack O. Cartner, President
    Motrim Inc., Cambridge, OH

Paul W. Donahie, President
    American Bancorporation, Wheeling, WV

Abigail McCamic Feinknopf
    Feinknopf Photography, Columbus, OH

Jay T. McCamic, Attorney at Law
    McCamic & McCamic, Wheeling, WV

Jeffrey W. McCamic, Attorney at Law
    McCamic & McCamic, Wheeling, WV

Jeremy C. McCamic, Attorney at Law
    McCamic & McCamic, Wheeling, WV

Jolyon W. McCamic, Attorney at Law
    McCamic & McCamic, Wheeling, WV

The Honorable John J. Malik, Jr., Retired
    Probate Court Judge, Belmont County, Ohio


OFFICERS

Jeremy C. McCamic, Chairman & CEO
Jolyon W. McCamic, Vice Chairman/Administration
Paul W. Donahie, President
Brent E. Richmond, Executive Vice President, Chief Operating Officer Jeffrey A. Baran, CPA, Chief Financial Officer
John H. Och, IV, CPA, Controller
Linda M. Woodfin, Secretary


Paul W. Donahie, President
    Wheeling National Bank
Mark D. Krupinski, President
    American Bancdata Corporation
John J. Rataiczak, President
    American Mortgages, Inc.

CORPORATE INFORMATION


Annual Meeting
    The annual meeting of shareholders will be held in Wheeling, West Virginia at the corporate offices, located at Suite 800, Mull Center, 1025 Main Street. The meeting will convene at 10:00 A.M. (E.D.S.T.) May 17, 2000. All shareholders are invited to attend.

Stock Transfer Agent
    American Bancservices, Inc.
    1025 Main Street - Suite 800
    Wheeling, WV 26003

Stock Listing
    American Bancorporation's common stock trades on The Nasdaq Stock Market under the symbol AMBC. Shares of American Bancorporation's Capital Trust Preferred trade on The Nasdaq Stock Market under the symbol AMBCP.


Primary Market Makers
    Legg Mason Wood Walker, Inc.              Herzog, Heine, Geduld, Inc.
    Wheat First Securities, Inc.              Ferris Baker Watts, Inc.
    F. J. Morrissey & Co., Inc.

Form 10K
    Stockholders may receive a copy of American Bancorporation's 1999Annual Report on Form 10K, as filed with the Securities Exchange Commission, upon written request to the Secretary, American Bancorporation, 1025 Main Street, Suite 800, Wheeling, WV
    26003.

Independent Certified Public Accountants
    KPMG LLP
    Pittsburgh, PA

Securities Counsel
    Maloney & Knox LLP
    Washington, DC

                             AMERICAN BANCORPORATION
                                1025 MAIN STREET
                             SUITE 800, MULL CENTER
                               WHEELING, WV 26003
                                 (304) 233-5006


AMERICAN MORTGAGES, INC.                                AMERICAN BANCDATA CORP.

2B ELM GROVE CROSSING                                     1025 MAIN STREET
   WHEELING, WV 26003                                   SUITE 800, MULL CENTER
     (304) 242-1010                                        WHEELING, WV 26003
                                                           (304) 232-0957

                             WHEELING NATIONAL BANK

                                 Ohio Locations

BARNESVILLE                CAMBRIDGE                           DOWNTOWN COLUMBUS
(740) 425-3696             (740) 439-4444                      (614) 228-0070

FLUSHING                   FREEPORT                            GAHANNA
(740) 968-3541             (740) 658-3370                      (614) 475-6162

GAHANNA -
STONE RIDGE PLAZA          REYNOLDSBURG                        SHADYSIDE
(614) 337-1200             (614) 759-0400                      (740) 676-1110

ST. CLAIRSVILLE MALL       ST. CLAIRSVILLE                     STEUBENVILLE
(740) 695-4361             (740) 695-3291                      (740) 266-2361



                             West Virginia Locations

ELM GROVE                  NEW MARTINSVILLE                    PINE GROVE
(304) 242-9401             (304) 455-2000                      (304) 889-2500

THREE SPRINGS DRIVE        WEIRTON                         WHEELING - MARKET ST.
(304) 723-4105             (304) 748-1717                      (304) 232-0110

WHEELING - MAIN ST.        WHEELING ISLAND
(304) 233-3136             (304) 232-2760


                             Pennsylvania Locations

WASHINGTON (Loan Production Office)
(724) 225-4220